UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 24, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 22, 2012 announcing Turkcell’s Fourth Quarter and Full Year 2011 results and IFRS Report for Q4 2011.

Fourth Quarter and Full Year 2011 Results

TURKCELL ILETISIM HIZMETLERI A.S.

FOURTH QUARTER AND FULL YEAR

2011 RESULTS

ACCELERATING GROWTH IN KEY BUSINESSES

Istanbul, Turkey, February 22, 2011 – Turkcell (NYSE:TKC, ISE: TCELL), the leading communications and technology company in Turkey, today announced its results for the fourth quarter and year ended December 31, 2011. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in Turkish liras and dollars unless otherwise stated.

Please note that all financial data is consolidated and comprises that of Turkcell IletisimHizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires

Fourth Quarter and Full Year 2011 Results

HIGHLIGHTS OF THE FOURTH QUARTER and FULL YEAR 2011

FULL YEAR 2011

●	Group revenue grew by 4.1% YoY to TRY9,370million (TRY9,004 million).

●	Group EBITDA1remained stable at TRY2,913 million (TRY2,948 million), whileGroup EBITDA margin was at 31.1% (32.7%).

●	Turkcell Turkey recorded net subscriber additions of 1.1 million for the full year, marking the lowest annual churn rate since 2008

●	Turkcell Turkey’s mobile internet and services revenues rose 20.1% to TRY1,944 million (TRY1,619 million)

—	Mobile internet revenues rose 60% to TRY724 million (TRY454 million)

—	The share of mobile internet and service revenues in Turkcell Turkey rose 3.9pp to 24.2% YoY (20.3%)

●	The contribution of subsidiaries to the Group significantly improved in 2011

—	Revenues of subsidiaries2 grew by 32.3% to TRY1,340 million (TRY1,012 million), while their contribution to the top line rose to 14.3% from 11.1% YoY.

—	EBITDA of subsidiaries2 improved by 49.1% to TRY399 million (TRY268 million), while their contribution to Group EBITDA rose to 13.7% (9.1%) YoY.

●
Turkcell Group registered a net income of TRY1,178 million (TRY1,764 million), mainly due to one-off items mostly stemming from Belarusian operations. Excluding one-off items and currency devaluation in Belarus, Group net income would have been TRY1,913 million in 2011.

FOURTH QUARTER 2011

●	Group revenue grew 11.9% YoY to TRY2,446 million (TRY2,186 million).

●	Group EBITDA improved by 7.0% to TRY695 million YoY (TRY649 million), while EBITDA margin was at 28.4% (29.7%).

●	Turkcell Turkey’s mobile internet and services revenues rose 25.8% to TRY531 million (TRY422 million), while mobile internet revenues rose 48.9% to TRY200 million(TRY134 million).

●	Subsidiaries increased contribution to Group revenues by 48.9% to TRY404 million (TRY271 million), while contribution to Group EBITDA rose to 15.4% (10.6%).

●
Turkcell Group net income was at TRY332 million (TRY368 million). Excluding one-off items mainly relating to Belarusian operations and currency devaluation in Belarus, net income would have been TRY437 million in Q4 2011.

(1)EBITDA is a non-GAAP financial measurement. See page15 for the reconciliation of EBITDA to net cash from operating activities.
(2)Including eliminations
* In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the year end 2011 refer to the same item in the year end of 2010 and figures in parentheses following the operational and financial results for the fourth quarter 2011 refer to the same item in the fourth quarter of 2010. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2011 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).
**Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

Fourth Quarter and Full Year 2011 Results

Comments from CEO, SureyyaCiliv

“In 2011, Turkcell Group revenues reached TRY 9.4 billion, while we recorded EBITDA of TRY 2.9 billion thereby delivering on our guidance. Consolidated net income of TRY 1.2 billion was recorded due to the effects of high devaluation and hyperinflation in Belarus, where our subsidiaries operate.

The growth momentum that we achieved in the second quarter of the year in the fields of voice and mobile internet, and also at our subsidiaries, was accelerated in the third and fourth quarters.

Turkcell continued to maintain its leader status as the company of choice by ensuring customer satisfaction and strengthening brand recognition, while the competition in contrast remained market share focused through aggressive pricing. Consequently, we were able to grow our customer base to 34.5 million with a net addition of 1.1 million subscribers.

Throughout 2011, our ongoing investments in 3G and our fiber network ranked Turkey’s communication and technology infrastructure foremost in the world league. Turkcell branded T series smartphones, which provide the best customer experience at affordable prices were the best-selling Android smartphone of 2011. With these differences that we bring to the market, we doubled the penetration of smartphones and saw a two and a half times jump in mobile internet usage on our network. As a result of our superior value propositions, as well as our investments, we boosted our mobile internet revenues by 60%.

We are delighted by the rising performance of our Group companies and their contributions in 2011. At home, Turkcell Superonline’s revenue and EBITDA rose 37% and 148% in TRY terms, respectively. Moreover, the Company recorded positive EBIT over the full year for the first time in its history. Meanwhile, on our international front, Astelit increased its revenues by 9% in USD terms, lifting its EBITDA margin to 26% from 19% a year ago. Ultimately, our subsidiaries’ contribution to consolidated revenues and EBITDA rose by 32% and 49%, respectively.

Following a tough, but successful year for us, I am confident that we will give pace to our growth momentum in the year 2012.

I would like to thank all our customers, employees, business partners and shareholders for their continued support.”

Fourth Quarter and Full Year 2011 Results

OVERVIEW

In 2011, the mobile market grew by 3.6 million subscribers compared to the previous year, mainly due to increased data subscriptions and population growth. In consequence, mobile line penetration rose to 87% from 84% in 2010.

During the first nine months of 2011, the Turkish mobile market was very aggressive, which continued during the last quarter. In 2011, all operators focused on increasing the postpaid subscriber base through bundled and contracting offers. On the prepaid front, some rational moves were observed in the first nine months; however during the last quarter competition became more aggressive with bundled offers similar tothe postpaid front, as well as increased communication in the market. In summary, the competition remained market share focused at the cost of profitability, which continued to pressure prices during the year.

On the terminal front, the market adapted quickly to the fast growing mobile internet era thru a wider portfolio of devices and segmented offers available for contracted smartphones. During the year, in line with the decline in smartphone prices, smartphone sales ramped up, whereby its share inhandset sales reached 27% in 2011.

Under the circumstances, we strengthened our leadership and continued to position Turkcell as a premium offering with a greater focus on customer retention and satisfaction. Accordingly, we registered 1.1 million net additions, marking the lowest churn since 2008. For the postpaid segment, we focused more on encouraging switches and increasing contracted subscribers, thereby recording 1.5 million net postpaid additions, 637,000 of which relate to the last quarter. On the prepaid front, we improved our churn rate by 7.6 pp, mainly through boosting package penetration by upsell thru bundled offers. Overall, we maintained our 53% subscriber market share in the last consecutive 3 quarters.

On the data and terminals front, we have enriched our device portfolio and offers in order to increase smartphone penetration as well as data usage. In 2011, we focused on bundled offers at affordable prices, mostly attached to Turkcell branded smartphones, T10, T20 and very recently T11. This strategy provided our subscribers the experience of high quality mobile internet. Indeed, these offers were welcomed by our subscribers, whereby T20 became the best-selling Android smartphone of 2011. Overall, the number of smartphones in our network grew by 90% to 3.8 million (2.0 million).

For the full year of 2012, we expect consolidated revenue in the range of TRY9,900 million – TRY10,100 million, to be mainly driven by mobile internet revenues and increased contribution from our subsidiaries. Meanwhile, we aim at consolidated EBITDA of TRY3,000 million – TRY3,200 million, and expect operational group capex as a percentage of revenues at around 17%, similar to the previous year.

When we look at the projected quarterly trend for 2012, we estimate the first quarter to be the lowest in terms of profitability. This is due to necessary investments to position ourselves strongly against the competition,thru which we plan to strengthen our leadership and reach our 2012 targets.

Fourth Quarter and Full Year 2011 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE FOURTH QUARTER 2011 AND FULL YEAR 2011

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2011 in TRY terms. Selected financial information for the fourth quarter of 2010, third quarter of 2011 and full year 2010 both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards isalso included at the end of this press release.

FINANCIAL REVIEW OF TURKCELL GROUP

	Quarter			Year
Profit & Loss Statement (million TRY)	Q410	Q411	y/y % chg	2010	2011	y/y % chg
Total Revenue	2,186.2	2,445.5	11.9%	9,003.6	9,370.1	4.1%
Direct cost of revenues1	(1,268.6)	(1,791.8)	41.2%	(5,039.2)	(5,954.3)	18.2%
Depreciation and amortization	(297.3)	(596.4)	100.6%	(1,139.7)	(1,592.9)	39.8%
Gross Margin	42.0%	26.7%	(15.3pp)	44.0%	36.5%	(7.5pp)
Administrative expenses	(139.3)	(103.8)	(25.5%)	(521.9)	(410.9)	(21.3%)
Selling and marketing expenses	(426.6)	(451.6)	5.9%	(1,633.9)	(1,684.9)	3.1%
EBITDA2	649.0	694.7	7.0%	2,948.3	2,912.9	(1.2%)
EBITDA Margin	29.7%	28.4%	(1.3pp )	32.7%	31.1%	(1.6pp )
Net finance income / (expense)	87.7	27.8	(68.3%)	264.0	17.3	(93.4%)
Finance expense	(5.4)	(111.8)	-	(153.4)	(528.3)	244.4%
Finance income	93.1	139.6	49.9%	417.4	545.6	30.7%
Share of profit of associates	40.8	55.0	34.8%	184.7	227.1	23.0%
Other income / (expense)	(7.3)	(4.6)	-	(9.5)	(175.2)	-
Monetary gains / (losses)	-	273.5	-	-	273.5	-
Income tax expense	(104.8)	(118.3)	12.9%	(483.5)	(485.0)	0.3%
Net Income	368.1	331.7	(9.9%)	1,764.3	1,177.7	(33.2%)
(1) including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of EBITDA to net cash from operating activities.

Revenue:

In Q4 2011, Group revenues grew by 11.9% YoY to TRY2,445.5 million (TRY2,186.2 million), which was mainly achieved through 25.8% growth in the mobile internet and services revenues of Turkcell Turkey and 48.9% rise in the consolidated revenue of subsidiaries to TRY403.9 million (TRY271.3 million).

For the full year 2011, consolidated revenue improved to TRY9,370.1 million (TRY9,003.6 million), mainly due to the 20.1% increase in mobile internet and services revenues of Turkcell Turkey to TRY1,944 million (TRY1,619 million), as well as the 32.3% higher contribution from subsidiaries year-on-year (particularly through Superonline and Astelit).

Despite aggressive pricing levels in the market in 2011, Turkcell Turkey’s revenues rose by 6.6% to TRY2,041.6 million in Q4 2011 (TRY1,914.9 million),resulting from25.8% growth in mobile internet and services.

Fourth Quarter and Full Year 2011 Results

In FY11, Turkcell Turkey’s interconnect revenues rose by 23.2% to TRY786.5 million (TRY638.4 million), mainly due to increased incoming minutes, which led to a rise in the share of interconnection revenues in Turkcell Turkey’s revenues to 9.8% (8.0%).

Direct cost of revenues(including depreciation and amortization):

Direct cost of revenues increased by 41.2%YoY to TRY1,791.8 million in Q4 2011 (TRY1,268.6 million). Meanwhile, direct cost of revenues as a percentage of total revenues increased to 73.3% (58.0%) in Q4 2011. This mainly stemmed from the rise in depreciation expenses (up 10.8 pp), interconnection costs (up 2.6 pp), network related costs (up 0.7 pp), and other items (up 1.2 pp).

During the quarter, depreciation expenses increased to TRY596.4 million (TRY297.3 million), mainly due to one-time impact of inflation accounting amounting to TRY240 million and the impairment impact in Belarusian operations.

For the full year, direct cost of revenues rose by 18.2% to TRY5,954.3 million (TRY5,039.2 million). As a percentage of revenue, direct costs increased from 56.0% to 63.5%, mainly due to increases in depreciation and amortization (up 4.3pp), interconnect costs (up 1.6 pp), wages and salaries (up 0.5 pp), as well as network related costs (up 0.4 pp) and other items (up 0.7 pp).

In FY11, Turkcell Turkey’s interconnect costs rose to TRY851.9 million (TRY690.8 million), resulting in a rise in Turkcell Turkey’s interconnect costs as a percentage of revenues to 10.6% (8.6%).

Administrative expenses:

Expenses as a percentage of revenues declined by 2.2 pp to 4.2% in Q4 2011 (6.4%), mainly due to 2.1 pp drop in bad debt expenses as a percentage of revenues resulting mainly from improved collection performance for the receivables coming from one year and earlier. At the same time, expenses as a percentage of revenues decreased by 1.4 pp in 2011 YoY, which was mainly related to a 1.6 pp fall in bad debt expenses as a percentage of revenues.

Selling and marketing expenses:

Expenses as a percentage of revenues decreased 1.0 pp YoY to 18.5% (19.5%) in Q4 2011. As a percentage of revenues, frequency usage fees fell 2.7 pp,while selling and marketing expenses rose by 0.4 pp YoY, wages and salaries increased by 0.3 pp and other items (up 1.0 pp). For the full year, selling and marketing expenses as a percentage of revenue was almost stable at 18.0% (18.1%), mainly due to lower frequency usage fees paid for prepaid subscribers, which were partially offset by higher marketing and selling expenses.

EBITDA:

In Q4 2011, EBITDA in nominal terms rose 7.0% to TRY694.7 million (TRY649.0 million), while the EBITDA margin was at 28.4% (29.7%). Although selling and marketing expenses decreased by 1.0 pp and general and administrative expenses declined by 2.2 pp (as a percentage of revenues), direct cost of revenues, excluding depreciation and amortization,increased by 4.5 pp as a percentage of revenues.

In FY11, EBITDA was at TRY2,912.9 million (TRY2,948.3 million), while the EBITDA margin was at 31.1% (32.7%). As a percentage of revenues, 1.4 pp lower general and administrative expenses together with 0.1 pp lower selling and marketing expenses were compensated by a 3.1 pp higher direct cost of revenues.

Fourth Quarter and Full Year 2011 Results

Net finance income / (expense):

In Q4 2011, net finance income registered at TRY27.8 million (TRY87.7 million), mainly due to a TRY92 million translation loss as opposed to a TRY24 million translation gain in Q4 2010. This is partially netted off by the TRY57 million increase in net interest income YoY.

●
TRY116 million YoY change in net translation loss mainly relates to BeST, which recorded TRY95 million translation loss in Q4 2011 mainly stemming from 49.1% devaluation of BYR against US$ during the quarter (TRY4 million translation loss in Q4 2010).

●
On the other hand, net interest income increased by TRY57 million to TRY120 million in Q4 2011 (TRY63 million) mainly due to increase in interest income from deposits as a result of increase in interest rates on TL deposits as well as increase in cash and cash equivalents including time deposits with maturity of more than 3 months.

For the full year, we recorded net finance income of TRY17.3 million (TRY264.0 million) mainly due to TRY438 million translation loss recorded by BeSTin FY11 resulting from 178% devaluation in BYR/ US$ rate in Belarus. This is partially offset by TRY227 million translation gain in Turkcell Turkey due to TRY/US$ depreciation of 22.2% in 2011 as well as TRY122 million increase in interest income on time deposits due to increase in cash balance including time deposits with maturity of more than 3 months.

Share of profit of equity accounted investees:

Our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur (income of TRY65.3 million) and A-Tel (expense of TRY10.3 million), rose by 34.8% to TRY55.0 million (TRY40.8 million) YoY in Q4 2011. In FY11, our share in the net income of unconsolidated investees rose by 23.0% from TRY184.7 million to TRY227.1 million.

Income tax expense:

The total taxation charge in Q4 2011 was at TRY118.3 million (TRY104.8 million). A total tax charge of TRY122.9 million was related to current tax charges, while a deferred tax income of TRY4.6 million was recorded in the quarter. In FY11, the total taxation charge was at TRY485.0 million (TRY483.5 million). Of the total tax charge, TRY512.2 million was related to current tax charges, while a deferred tax income totaled TRY27.2 million.

	Quarter			Year
million TRY	Q410	Q411	y/y % chg	2010	2011	y/y % chg
Current tax expense	(141.5)	(122.9)	(13.1%)	(508.1)	(512.2)	0.8%
Deferred Tax income / (expense)	36.7	4.6	(87.5%)	24.6	27.2	10.6%
Income tax expense	(104.8)	(118.3)	12.9%	(483.5)	(485.0)	0.3%

Fourth Quarter and Full Year 2011 Results

Net income:

The economic environment in Belarus deteriorated significantly starting from the second quarter of 2011. The cumulative inflation in the last three years exceeded 100%. As a result, Belarus was considered as a hyperinflationary economy in Q4 2011. In consequence, “Financial Reporting in hyperinflationary economies” was applied for BeST for the year ending 31 December 2011.

In Q4 2011, the financial impact of inflationary accounting on consolidated net income amounted to TRY45 million. Moreover, the net effects of inflation adjustments on the non-monetary items in balance sheet and income statement were recorded as “monetary gains” of TRY274 million in the income statement. “Monetary gains” of TRY274 million was netted off with “depreciation expense” of TRY240 million arising mainly from inflation adjustment. Impairment charges related to the operations in Belarus amounts to TRY16 million excluding the impact of inflation adjustment.

In addition, in BeST translation losses were converted to the reporting currency with the period-end rate on the balance sheet date, rather than the average exchange rate. Translation loss was amounting to TRY95 million in Q4 2011 mainly stemming from fx denominated net liabilities of BeST in the amount of US$411 million.

Overall, in Q4 2011, Turkcell Group registered a net income of TRY332 million (TRY368 million), mainly due to one-off items mostly stemming from Belarusian operations. Excluding the one-off items and currency devaluation in Belarus, Group net income would have been TRY437 million in Q4 2011.

For the full year, net income decreased to TRY1,178 million (TRY1,764 million), mainly on total translation losses recorded at BeST in the amount of TRY438 million, as well as the total impairment charges of TRY204 million in BeST due to 178% devaluation of BYR against US$. Excluding one-off items below the EBITDA line, currency devaluation in Belarus and legal penalties of TRY98 million, Group net income would have been TRY1,913 million.

Net income impacts (million TRY)	Q411	FY11
Net income excluding one-offs	437	1,913
Inflation accounting impact in BeST	45	45
Depreciation impact	(240)	(240)
Monetary gains / (losses)	274	274
Tax impact	11	11
Translation loss in BeST	(95)	(438)
Impairment in BeST	(16)	(204)
Other impairment charges	(34)	(40)
Other provisions	(5)	(98)
Net income reported	332	1,178

Total Debt:

Consolidated debt amounted to TRY3,529 million (US$1,868 million) as of December 31, 2011. TRY982 million (US$520 million) of this was related toTurkcell’s Ukrainian operations. TRY2,550 million (US$1,350 million) of our consolidated debt is at a floating rate, while TRY1,531million (US$811 million) will mature within less than a year. In Q4 2011, the debt/annual EBITDA ratio rose to 121% in TRY terms.

Fourth Quarter and Full Year 2011 Results

Cash Flow Analysis:

Capital expenditures in Q4 2011 amounted to TRY716 million, of which TRY361 million was related to Turkcell Turkey, TRY52 million to our Ukrainian operations, TRY172 million to Turkcell Superonline and TRY78 million to BeST.

For the full year of 2011, major cash outflows included capital expenditures. 2011 capital expenditures amounted to TRY1,636 million, of which TRY894 million related to Turkcell Turkey, TRY123 million to our Ukrainian operations, TRY393million to Superonline and TRY104 million to BeST. In FY11 operational group capex as a percentage of revenues was at approximately 17%, and we expect a similarratio of 17% for 2012.

In accordance with IFRS, time deposits whose maturity is longer than 3 months are classified as financial assets. Therefore, cash balance in the balance sheet is shown net of time deposits whose maturity is longer than three months (TRY1,596.1 million).

	Quarter		Year
Consolidated Cash Flow (million TRY)	Q410	Q411	2010	2011
EBITDA1	649.0	694.7	2,948.3	2,912.9
LESS:
Capex and License	(630.3)	(716.2)	(1,667.5)	(1,635.8)
Turkcell	(234.9)	(361.3)	(782.4)	(894.3)
Ukraine2	(37.3)	(51.9)	(102.7)	(122.9)
Investment & Marketable Securities	(154.0)	(1,596.1)	(64.3)	(1,596.1)
Net Interest Income/Expense	63.4	120.2	283.8	403.0
Other	492.2	87.1	(662.6)	(508.7)
Net Change in Debt	62.4	(14.2)	465.9	58.0
Dividends paid	-	-	(859.3)	-
Cash Generated	482.7	(1,424.5)	444.3	(366.7)
Cash Balance	5,105.1	4,738.4	5,105.1	4,738.4
(1) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) The appreciation of reporting currency (TRY) against US$ is included in this line.

Fourth Quarter and Full Year 2011 Results

OPERATIONAL REVIEW IN TURKEY

	Quarter			Year
Summary of Operational Data	Q410	Q411	y/y % chg	2010	2011	y/y % chg

Number of total subscribers (million)	33.5	34.5	3.0%	33.5	34.5	3.0%
Number of postpaid subscribers (million)	10.1	11.7	15.8%	10.1	11.7	15.8%
Number of prepaid subscribers (million)	23.3	22.9	(1.7%)	23.3	22.9	(1.7%)

ARPU (Average Monthly Revenue per User), blended (US$)	12.9	10.8	(16.3%)	13.0	11.9	(8.5%)
ARPU, postpaid (US$)	26.0	20.6	(20.8%)	26.6	23.1	(13.2%)
ARPU, prepaid (US$)	7.3	6.0	(17.8%)	7.6	6.6	(13.2%)

ARPU, blended (TRY)	18.9	19.7	4.2%	19.5	19.8	1.5%
ARPU, postpaid (TRY)	38.2	37.5	(1.8%)	40.0	38.5	(3.8%)
ARPU, prepaid (TRY)	10.8	11.0	1.9%	11.4	11.0	(3.5%)

Churn (%)*	9.4%	7.7%	(1.7 pp )	33.9%	27.9%	(6.0 pp )

MOU (Average Monthly Minutes of usage per subscriber), blended	194.9	220.4	13.1%	179.1	213.8	19.4%
(*): including the impact of the regulatory change in the definition of prepaid life cycle.

Subscribers: Turkcell Turkey’s subscriber base totaled 34.5 million (33.5 million) in 2011, up by 3.0% YoY. We managed a highly price competitive environment and recorded positive net subscriber additions of 1.1 million in FY11, which reflects the positive result of investment in our brand and sales channel as well as our greater focus during the year on customer retention and satisfaction.

The share of postpaid subscriber base rose to 33.8% (30.1%) and postpaid subscriber base improved by 15.8% YoY to 11.7 million (10.1 million) in line with our value focus. In FY11 we registered a 1.5 million postpaid subscriber addition, of which 637,000 were achieved in the fourth quarter (highest net postpaid additions since Q2 2009). In the meantime, we saw a slowdown in the contraction of the prepaid subscriber base, declining by 1.7% to 22.9 million (23.3 million).

Churn Rate: refers to voluntarily and involuntarily disconnected subscribers. In Q4 2011,our churn rate improved to 7.7%, down from 9.4% a year ago, which reflects the lowest figure since Q4 2008 (excluding the impact of the change in prepaid churn periods in Q2 2011).Our annual churn rate decreased 6 pp to 27.9% (33.9%), marking the lowest annual churn rate since 2008.

MoU: Our blended minutes of usage per subscriber (“MoU”) rose by 13.1% to 220.4 minutes (194.9 minutes) in Q4 2011. In the meantime, MoU increased by 19.4% to 213.8 minutes (179.1) in 2011, as a result of the effective and successful communication of our campaigns and tariffs focused at consumer needs and aimed at all segments.

Fourth Quarter and Full Year 2011 Results

ARPU: Blended average revenue per user (“ARPU”) in TRY terms increasedby 4.2% to TRY19.7. Postpaid ARPU in TRY terms fell by 1.8% to TRY37.5 (TRY38.2) YoY, despite the rise in incoming and mobile internet revenues, due to intense competition as well as the dilutive impact of switches from the prepaid segment. Meanwhile, prepaid ARPU in TRY terms rose to TRY11.0 (TRY10.8) in Q4 2011 YoY, mainly due to incoming and mobile internet revenues as well as upsell and packaging activities.

For the full year 2011, blended ARPU improved by 1.5% YoY to TRY19.8 (TRY19.5).

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Turkcell Superonline:

Turkcell Superonline, our wholly-owned subsidiary, provides fixed broadband services by investing in the build-up of a fiber-optic network.

	Quarter				Year
Summary data for Turkcell Superonline	Q410	Q411	y/y % chg		2010	2011	y/y % chg
Revenue (TRY million)	92.0	140.7	52.9%		335.1	460.5	37.4%
EBITDA1 (TRY million)	5.4	31.1	475.9%		32.9	81.6	148.0%
EBITDA margin	5.8%	22.1%	16.3	pp	9.8%	17.7%	7.9	pp
Capex (TRY million)	227.7	172.4	(24.3%)		480.3	392.7	(18.2%)
(1) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of Turkcell Superonline’s EBITDA to net cash from operating activities.

In line with our continued investments in the fiber-optic infrastructure, Turkcell Superonline’s network reached approximately 1 million home passes (HP) in Q4 2011. In the meantime, the number of FTTX subscribers reached approximately 261 thousand, while fiber roll-out reached around 30,000 kmduring the quarter.

Turkcell Superonline’s contribution to Group financials continued to improve, recording 52.9% YoY revenue growth to TRY140.7 million (TRY92.0 million) in Q4 2011. This mainly stemmed from continued focus on residential segment growth of 93.1% andcorporate segment growth of 29.5%, mainly driven by improving synergy with Turkcell Turkey.

In the meantime, EBITDA margin increased by 16.3 pp to 22.1% (5.8%) during the quarter, mainly due to the 52.9% revenue growth as well as the growth in higher margin data revenues.

For the full year, Turkcell Superonline’s contribution to Group financials continued to improve with 37.4% revenue growth and an EBITDA margin of 17.7% (9.8%). Meanwhile, Turkcell Superonlinefor the first time recorded positive full year EBIT in FY11.

With the rising synergy of our subsidiary Turkcell Superonline, its share in Turkcell’s transmission costs reached 58% in 2011. Overall, the share of non-group revenues at Turkcell Superonline was around 61%.

Fourth Quarter and Full Year 2011 Results

Astelit:

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

In line with our turnaround strategy, Astelit’s revenues increased by 19.9% YoY to US$98.1 million (US$81.8 million) in Q4 2011 mainly stemming from the growth in subscriber base and blended ARPU as well as growth in mobile internetusage and roaming revenues. Meanwhile, in Q4 2011 Astelit continued to improve its operational profitability, which was up by 4.8 pp to 25.4% (20.6%).

For the full year, Astelit returned to top line growth of 8.7% YoY to US$368.8 million (US$339.3 million) mainly driven by the growth of subscriber base, mobile internet & services and roaming revenues. At the same time we sustained EBITDA margin improvement:Astelit’s EBITDA improved by 46.0% YoY to US$94.2 million (US$64.5 million), while EBITDA margin increased 6.5 pp to 25.5% (19.0%) in 2011. Improvement resulted from an efficient approach to marketing and selling expenses, as well as other cost-control measures conducted by the company during the year.

In 2011, Astelit’s number of registered subscribers increased by 0.6 million YoY to 9.7 million, while three-month active subscribers rose by 0.9 million to 7.0 million (6.1 million) mainly driven by positive returns of the regional growth strategy aimed at new acquisitions and expansion of subscriber base.The 3-month active ARPU increased by 6.8% in Q4 2011 and 20.5% in 2011, mainly due to the launch of new tariff plans, increased revenue from international calls and roaming activities throughout the year. MoU climbed by 5.0% in Q4 2011 and by 22.0% in 2011 YoY.

	Quarter			Year
Summary Data for Astelit	Q410	Q411	y/y % chg	2010	2011	y/y % chg
Number of subscribers (million)1
Total	9.1	9.7	6.6%	9.1	9.7	6.6%
Active (3 months)2	6.1	7.0	14.8%	6.1	7.0	14.8%

MoU (minutes)3	185.5	194.7	5.0%	162.3	198.0	22.0%

Average Revenue per User (ARPU) in US$

Total	2.9	3.4	17.2%	2.6	3.4	30.8%
Active (3 months)	4.4	4.7	6.8%	3.9	4.7	20.5%

Revenue (UAH million)	648.3	783.0	20.8%	2,691.0	2,938.8	9.2%

Revenue (US$ million)	81.8	98.1	19.9%	339.3	368.8	8.7%
EBITDA(US$ million)4	16.9	24.9	47.3%	64.5	94.2	46.0%
EBITDA margin	20.6%	25.4%	4.8pp	19.0%	25.5%	6.5pp
Net Loss (US$ million)	(30.9)	(16.4)	(46.9%)	(101.0)	(75.8)	(25.0%)
Capex (US$ million)	21.4	26.6	24.3%	66.5	65.1	(2.1%)
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(3)Astelith as changed its calculation methodology for minute of usage per customer starting from Q3 2011. The minutes of are now be calculated based on the actual call duration of subscribers. Previously, minutes were calculated on the basis of charging units consumed. This change will have the effect of decreasing Astelit’s average minutes of usage (no impact on revenue). For purposes of comparability, figures published for recent periods will be restated to give effect to this change.
(4) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.

Fourth Quarter and Full Year 2011 Results

Fintur:

Turkcell holds a 41.45% stake in Fintur, through which it has interests in mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

	Quarter			Year
FINTUR	Q410	Q411	y/y % chg	2010	2011	y/y % chg

Subscriber (million)
Kazakhstan	8.9	10.8	21.3%	8.9	10.8	21.3%
Azerbaijan	4.0	4.2	5.0%	4.0	4.2	5.0%
Moldova	0.9	1.1	22.2%	0.9	1.1	22.2%
Georgia	2.0	2.1	5.0%	2.0	2.1	5.0%
TOTAL	15.9	18.2	14.5%	15.9	18.2	14.5%
Revenue (US$ million)*
Kazakhstan	288	317	10%	1,034	1,211	17%
Azerbaijan	138	137	(1%)	531	526	(1%)
Moldova	19	21	11%	68	79	16%
Georgia	36	36	-	157	142	(10%)
Other1	-	-	-	2	-	-
TOTAL	481	511	6%	1,792	1,958	9%

(1) Includes intersegment eliminations
(US$ million)	Q410	Q411	y/y % chg	2010	2011	y/y % chg
Fintur’s contribution to Turkcell Group’s net income	36.7	36.0	(2%)	153.0	165.3	8%
(*): A reclassification between Revenues and Selling and Marketing Expenses has been made in the financial statements of Fintur regarding distributors’ commissions.

In Q4 2011, Fintur continued to improve its market position, adding approximately 0.9 million net new subscribers, whereby its total subscriber base reached 18.2 million, mainly on growth in Kazakhstan. Fintur’s consolidated revenue increased by 6% year-on-year to US$511 million (US$481 million) in Q4 2011 while revenues grew by 9% to US$1,958 million (US$1,792 million) in FY11 mainly driven by a 17% increase in revenues of our operation in Kazakhstan along with strong subscriber acquisitions.
We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased from TRY53.9 million (US$36.7 million) in Q4 2010 to TRY65.3 million (US$36.0 million) in Q4 2011.  Fintur’s contribution to income was US$165.3 million in 2011 ($153.0 million).

TURKCELL GROUP SUBSCRIBERS
We had approximately 64.8 million subscribers as of December 31, 2011. This figure is calculated by taking the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Astelit and BeST, as well as in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers rose by 4.4 million in 2011 compared to the previous year, thanks to the increased subscriber base of Turkcell Turkey and Fintur, as well as the contribution of Astelit.

Fourth Quarter and Full Year 2011 Results

Turkcell Group Subscribers (million)	2010	2011	y/y % chg

Turkcell	33.5	34.5	3.0%
Ukraine	9.1	9.7	6.6%
Fintur	15.9	18.2	14.5%
Northern Cyprus	0.4	0.4	-
Belarus	1.5	1.8	20%
Turkcell Europe	-	0.2	-
TURKCELL GROUP	60.4	64.8	7.3%

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT
The foreign exchange rates that have been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter			Year
	Q410	Q411	y/y % chg	2010	2011	y/y % chg
TRY / US$ rate
Closing Rate	1.5460	1.8889	22.2%	1.5460	1.8889	22.2%
Average Rate	1.4717	1.8209	23.7%	1.5050	1.6698	11.0%
Consumer Price Index	1.6%	5.7%	4.1pp	6.4%	10.4%	4.0pp
GDP Growth	9.2%	n.a.	n.a.	8.9%	n.a.	n.a.
UAH/ US$ rate
Closing Rate	7.96	7.99	0.4%	7.96	7.99	0.4%
Average Rate	7.93	7.98	0.6%	7.93	7.97	0.5%
BYR/ US$ rate
Closing Rate	3.000	8.350	178.3%	3.000	8.350	178.3%
Average Rate	3.016	8.025	166.1%	2.979	5.038	69.1%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS
We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.
Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Fourth Quarter and Full Year 2011 Results

	Quarter			Year
TURKCELL* US$ million	Q410	Q411	y/y % chg	2010	2011	y/y % chg

EBITDA	441.9	383.5	(13.2%)	1,957.4	1,748.1	(10.7%)
Income tax expense	(71.3)	(67.1)	(5.9%)	(320.8)	(292.2)	(8.9%)
Other operating income/(expense)	(17.4)	1.9	(110.9%)	(49.4)	(57.9)	17.2%
Financial income	1.5	7.5	400.0%	0.5	29.0	-
Financial expense	(35.9)	(13.9)	(61.3%)	(100.4)	(81.5)	(18.8%)
Net increase/(decrease) in assets and liabilities	181.2	(29.6)	(116.3%)	(224.7)	(419.7)	86.8%
Net cash from operating activities	500.0	282.3	(43.5%)	1,262.6	925.8	(26.7%)

	Quarter			Year
Turkcell Superonline TRY million	Q410	Q411	y/y % chg	2010	2011	y/y % chg

EBITDA	5.4	31.1	475.9%	32.9	81.6	148.0%
Other operating income/(expense)	0.2	0.3	50.0%	0.4	0.9	125.0%
Finance income	(28.1)	1.0	(103.6%)	(9.5)	6.6	(169.5%)
Finance expense	22.1	(15.0)	(167.9%)	(18.5)	(49.1)	165.4%
Net increase/(decrease) in assets and liabilities	26.6	47.5	78.6%	(2.6)	(40.6)	-
Net cash from operating activities	26.2	64.8	147.3%	2.7	(0.6)	(122.2%)
Roun

	Quarter			Year
EUROASIA (Astelit) US$ million	Q410	Q411	y/y % chg	2010	2011	y/y % chg

EBITDA	16.9	24.9	47.3%	64.5	94.2	46.0%
Other operating income/(expense)	(1.6)	1.9	(218.8%)	(1.3)	2.1	(261.5%)
Finance income	0.1	0.3	200.0%	0.8	0.7	(12.5%)
Finance expense	(13.7)	(14.8)	8.0%	(45.6)	(54.2)	18.9%
Net increase/(decrease) in assets and liabilities	33.2	13.4	(59.6%)	48.3	26.5	(45.1%)
Net cash from operating activities	34.9	25.7	(26.4%)	66.7	69.3	3.9%
(*): The Company for December 30, 2010 revised the manner in which it accounts for the impact of changes in foreign exchange rates in its statement of cash flows, and revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. For further information on such changes, please refer to our consolidated financial statements and notes as at and for December 30, 2011, which can be accessed in the investor relations section of our web site (www.turkcell.com.tr).

Fourth Quarter and Full Year 2011 Results

Forward-Looking Statements: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” or “continue.”
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2010 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL
Turkcell is the leading communications and technology company in Turkey, with 34.5 million subscribers and a market share of approximately 53% as of December 31, 2011 (Source: Operator’s announcements as of December 31). Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 64.8 million subscribers as of December 31, 2011. The company covers approximately 88% of the Turkish population through its 3G and 99.13% through its 2G technology supported network. It has become one of the first among the global operators to have implemented HSDPA+ and achieved a 43.2 Mbps speed using the HSPA multi carrier solution. Turkcell reported a TRY9.4 billion (US$5.6 billion) net revenue with total assets of TRY17.2 billion (US$9.1 billion) as of December 31, 2011. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Corporate Affairs
Koray Ozturkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr
investor.relations@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2011	2011	2010	2011
Consolidated Statement of Operations Data
Revenues
Communication fees	2,042.6	2,372.6	2,252.8	8,535.3	8,724.7
Commission fees on betting business	15.9	17.8	31.5	46.7	86.5
Monthly fixed fees	31.0	26.0	24.7	113.5	104.5
Simcard sales	6.3	11.5	8.2	34.4	35.3
Call center revenues and other revenues	90.4	99.1	128.3	273.7	419.1
Total revenues	2,186.2	2,527.0	2,445.5	9,003.6	9,370.1
Direct cost of revenues	(1,268.6)	(1,477.0)	(1,791.8)	(5,039.2)	(5,954.3)
Gross profit	917.6	1,050.0	653.7	3,964.4	3,415.8
Administrative expenses	(139.3)	(94.8)	(103.8)	(521.9)	(410.9)
Selling & marketing expenses	(426.6)	(421.3)	(451.6)	(1,633.9)	(1,684.9)
Other Operating Income / (Expense)	(25.7)	14.9	(10.4)	(74.4)	(218.5)

Operating profit before financing costs	326.0	548.8	87.9	1,734.2	1,101.5
Finance costs	(5.4)	(61.0)	(111.8)	(153.4)	(528.3)
Finance income	93.1	142.2	139.6	417.4	545.6
Monetary gain/(loss)	-	-	273.5	-	273.5
Share of profit of equity accounted investees	40.8	59.5	55.0	184.7	227.1
Income before taxes and minority interest	454.5	689.5	444.2	2,182.9	1,619.4
Income tax expense	(104.8)	(162.3)	(118.3)	(483.5)	(485.0)
Income before minority interest	349.7	527.2	325.9	1,699.4	1,134.4
Non-controlling interests	18.4	10.0	5.8	64.9	43.3
Net income	368.1	537.2	331.7	1,764.3	1,177.7

Net income per share	0.17	0.24	0.15	0.80	0.54

Other Financial Data

Gross margin	42%	42%	27%	44%	36%
EBITDA(*)	649.0	871.3	694.7	2,948.3	2,912.9
Capital expenditures	630.3	401.5	716.2	1,667.5	1,635.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	5,105.1	6,162.9	4,738.4	5,105.1	4,738.4
Total assets	15,142.4	16,645.9	17,186.7	15,142.4	17,186.7
Long term debt	2,175.7	2,231.9	1,997.3	2,175.7	1,997.3
Total debt	2,840.8	3,450.5	3,528.6	2,840.8	3,528.6
Total liabilities	5,505.3	6,120.5	6,360.3	5,505.3	6,360.3
Total shareholders’ equity / Net Assets	9,637.1	10,525.4	10,826.4	9,637.1	10,826.4

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2011 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2011	2011	2010	2011
Consolidated Statement of Operations Data
Revenues
Communication fees	2,042.6	2,372.6	2,252.8	8,535.3	8,724.7
Commission fees on betting business	15.9	17.8	31.5	46.7	86.5
Monthly fixed fees	31.0	26.0	24.7	113.5	104.5
Simcard sales	6.3	11.5	8.2	34.4	35.3
Call center revenues and other revenues	90.4	99.1	128.3	273.7	419.1
Total revenues	2,186.2	2,527.0	2,445.5	9,003.6	9,370.1
Direct cost of revenues	(1,268.8)	(1,476.6)	(1,790.5)	(5,030.2)	(5,948.8)
Gross profit	917.4	1,050.4	655.0	3,973.4	3,421.3
Administrative expenses	(139.3)	(94.8)	(103.8)	(521.9)	(410.9)
Selling & marketing expenses	(426.6)	(421.3)	(451.6)	(1,633.9)	(1,684.9)
Other Operating Income / (Expense)	(24.3)	14.9	(10.4)	(74.2)	(217.3)

Operating profit before financing costs	327.2	549.2	89.2	1,743.4	1,108.2
Finance costs	(5.4)	(61.0)	(111.8)	(153.4)	(528.3)
Finance income	93.1	142.1	139.7	417.4	545.6
Monetary gain/(loss)	-	-	273.5	-	273.5
Share of profit of equity accounted investees	40.8	59.6	55.0	184.7	227.1
Income before taxes and minority interest	455.7	689.9	445.6	2,192.1	1,626.1
Income tax expense	(105.0)	(162.4)	(118.1)	(485.4)	(486.1)
Income before minority interest	350.7	527.5	327.5	1,706.7	1,140.0
Non-controlling interests	18.4	10.0	5.8	64.9	43.3
Net income	369.1	537.5	333.3	1,771.6	1,183.3

Net income per share	0.17	0.24	0.15	0.80	0.54

Other Financial Data

Gross margin	42%	42%	27%	44%	37%
EBITDA(*)	649.0	871.3	694.7	2,948.3	2,912.9
Capital expenditures	630.3	401.5	716.2	1,667.5	1,635.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	5,105.1	6,162.9	4,738.4	5,105.1	4,738.4
Total assets	15,096.0	16,604.8	17,147.0	15,096.0	17,147.0
Long term debt	2,175.7	2,231.9	1,997.3	2,175.7	1,997.3
Total debt	2,840.8	3,452.0	3,528.6	2,840.8	3,528.6
Total liabilities	5,497.4	6,113.9	6,353.5	5,497.4	6,353.5
Total shareholders’ equity / Net Assets	9,598.6	10,491.0	10,793.5	9,598.6	10,793.5

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2011 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2011	2011	2010	2011
Consolidated Statement of Operations Data
Revenues
Communication fees	1,388.9	1,382.4	1,231.6	5,670.2	5,225.4
Commission fees on betting business	10.8	10.3	17.3	31.2	51.4
Monthly fixed fees	21.1	15.2	13.6	75.4	63.0
Simcard sales	4.3	6.7	4.5	22.9	21.2
Call center revenues and other revenues	61.5	57.7	69.0	182.4	248.7
Total revenues	1,486.6	1,472.3	1,336.0	5,982.1	5,609.7
Direct cost of revenues	(861.9)	(858.8)	(960.8)	(3,349.0)	(3,528.9)
Gross profit	624.7	613.5	375.2	2,633.1	2,080.8
Administrative expenses	(95.2)	(55.2)	(56.1)	(347.3)	(246.5)
Selling & marketing expenses	(289.5)	(245.7)	(246.7)	(1,085.8)	(1,010.6)
Other Operating Income / (Expense)	(17.4)	7.0	4.8	(49.5)	(128.7)

Operating profit before financing costs	222.6	319.6	77.2	1,150.5	695.0
Finance costs	(4.5)	(34.0)	(28.6)	(102.6)	(289.7)
Finance income	63.0	82.0	82.2	277.1	330.3
Monetary gain/(loss)			144.8		144.8
Share of profit of equity accounted investees	27.8	35.0	30.3	122.8	136.9
Income before taxes and minority interest	308.9	402.6	305.9	1,447.8	1,017.3
Income tax expense	(71.3)	(94.8)	(67.1)	(320.8)	(292.2)
Income before minority interest	237.6	307.8	238.8	1,127.0	725.1
Non-controlling interests	12.4	5.8	3.2	43.2	26.6
Net income	250.0	313.6	242.0	1,170.2	751.7

Net income per share	0.11	0.14	0.11	0.53	0.34

Other Financial Data

Gross margin	42%	42%	28%	44%	37%
EBITDA(*)	441.9	507.6	383.5	1,957.4	1,748.1
Capital expenditures	363.9	180.0	367.7	1,078.6	866.0

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,302.2	3,339.8	2,508.5	3,302.2	2,508.5
Total assets	9,794.6	9,020.7	9,098.8	9,794.6	9,098.8
Long term debt	1,407.3	1,209.5	1,057.4	1,407.3	1,057.4
Total debt	1,837.5	1,869.9	1,868.1	1,837.5	1,868.1
Total liabilities	3,561.0	3,316.8	3,367.2	3,561.0	3,367.2
Total equity	6,233.6	5,703.9	5,731.6	6,233.6	5,731.6

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14-15.
** For further details, please refer to our consolidated financial statements and notes as at 31 December 2011 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Note	2011	2010
Assets
Property, plant and equipment	13	2,709,600	3,068,021
Intangible assets	14	1,246,308	1,709,311
GSM and other telecommunication operating licenses		691,895	955,703
Computer software		502,974	547,607
Other intangible assets		51,439	206,001
Investments in equity accounted investees	15	414,392	399,622
Other investments	16	22,568	33,849
Due from related parties	34	43	1,044
Other non-current assets	17	125,389	107,277
Trade receivables	19	113,581	35,024
Deferred tax assets	18	3,286	2,876
Total non-current assets		4,635,167	5,357,024

Inventories		26,069	24,386
Other investments	16	844,982	8,201
Due from related parties	34	43,215	88,897
Trade receivables and accrued income	19	842,381	816,151
Other current assets	20	198,458	197,740
Cash and cash equivalents	21	2,508,529	3,302,163
Total current assets		4,463,634	4,437,538

Total assets		9,098,801	9,794,562

Equity
Share capital	22	1,636,204	1,636,204
Share premium	22	434	434
Capital contributions	22	22,772	22,772
Reserves	22	(1,920,974)	(660,121)
Retained earnings	22	6,053,702	5,258,327
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,792,138	6,257,616
Non-controlling interests	22	(60,533)	(24,019)

Total equity		5,731,605	6,233,597

Liabilities
Loans and borrowings	25	1,057,380	1,407,316
Employee benefits	26	28,259	29,742
Provisions	28	58,219	57,055
Other non-current liabilities	24	92,669	160,832
Deferred tax liabilities	18	67,374	93,105
Total non-current liabilities		1,303,901	1,748,050

Bank overdraft	21	1,084	5,896
Loans and borrowings	25	811,953	430,205
Income taxes payable	12	61,891	96,080
Trade and other payables	29	929,488	951,976
Due to related parties	34	14,582	10,760
Deferred income	27	118,376	164,186
Provisions	28	125,921	153,812
Total current liabilities		2,063,295	1,812,915

Total liabilities		3,367,196	3,560,965

Total equity and liabilities		9,098,801	9,794,562

The notes on page 7 to 125 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
For the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Note	2011	2010	2009

Revenue	8	5,609,679	5,982,093	5,789,972
Direct costs of revenue		(3,528,928)	(3,349,035)	(3,097,097)
Gross profit		2,080,751	2,633,058	2,692,875

Other income		32,600	14,668	978
Selling and marketing expenses		(1,010,615)	(1,085,750)	(1,085,081)
Administrative expenses		(246,543)	(347,290)	(273,139)
Other expenses	9	(161,236)	(64,233)	(111,220)
Results from operating activities		694,957	1,150,453	1,224,413

Finance income	11	330,277	277,130	329,550
Finance costs	11	(289,648)	(102,662)	(187,514)
Net finance income		40,629	174,468	142,036

Monetary gain		144,813	-	-
Share of profit of equity accounted investees	15	136,907	122,839	78,448
Profit before income tax		1,017,306	1,447,760	1,444,897

Income tax expense	12	(292,193)	(320,799)	(340,093)
Profit for the year		725,113	1,126,961	1,104,804

Profit/(loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		751,709	1,170,176	1,093,992
Non-controlling interests		(26,596)	(43,215)	10,812
Profit for the year		725,113	1,126,961	1,104,804

Basic and diluted earnings per share	23	0.34	0.53	0.50
(in full USD)

The notes on page 7 to 125 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General  Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	2011	2010	2009

Profit for the year	725,113	1,126,961	1,104,804

Other comprehensive income/(expense):
Foreign currency translation differences	(1,293,917)	(184,352)	53,046
Net change in fair value of available-for-sale securities	-	(1,318)	1,197
Change in cash flow hedge reserve	(459)	-	-
Income tax on other comprehensive (expense)/income	(4,430)	(754)	(1,091)
Other comprehensive income/(expense) for the year, net of income tax	(1,298,806)	(186,424)	53,152

Total comprehensive income for the year	(573,693)	940,537	1,157,956

Total comprehensive income/(expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(540,624)	984,187	1,146,681
Non-controlling interest	(33,069)	(43,650)	11,275
Total comprehensive income for the year	(573,693)	940,537	1,157,956

The notes on page 7 to 125 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	-	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	1,093,992	1,093,992	10,812	1,104,804
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	-	51,492	-	51,492	463	51,955
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	1,197	-	-	-	-	1,197	-	1,197
Total other comprehensive income/(expense)	-	-	-	-	1,197	-	-	51,492	-	52,689	463	53,152
Total comprehensive income/(expense)	-	-	-	-	1,197	-	-	51,492	1,093,992	1,146,681	11,275	1,157,956
Increase in legal reserves	-	-	-	105,512	-	-	-	-	(105,512)	-	-	-
Dividends paid (Note 22)	-	-	-	-	-	-	-	-	(713,297)	(713,297)	(31,083)	(744,380)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1,676)	(1,676)
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	36,088	-	-	36,088	-	36,088
Capital contribution granted	-	4,570	-	-	-	-	-	-	-	4,570	-	4,570
Balance at 31 December 2009	1,636,204	22,772	434	484,291	1,318	-	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201

Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	-	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	1,170,176	1,170,176	(43,215)	1,126,961
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(461)	(184,210)	-	(184,671)	(435)	(185,106)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(1,318)	-	-	-	-	(1,318)	-	(1,318)
Total other comprehensive income/(expense)	-	-	-	-	(1,318)	-	(461)	(184,210)	-	(185,989)	(435)	(186,424)
Total comprehensive income/(expense)	-	-	-	-	(1,318)	-	(461)	(184,210)	1,170,176	984,187	(43,650)	940,537
Increase in legal reserves	-	-	-	50,652	-	-	-	-	(50,652)	-	-	-
Dividends paid (Note 22)	-	-	-	-	-	-	-	-	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	89	89
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	(12,689)	-	-	(12,689)	-	(12,689)
Balance at 31 December 2010	1,636,204	22,772	434	534,943	-	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597

Balance at 1 January 2011	1,636,204	22,772	434	534,943	-	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	751,709	751,709	(26,596)	725,113
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(10,717)	(1,281,157)	-	(1,291,874)	(6,473)	(1,298,347)
Change in cash flow hedge reserve	-	-	-	-	-	(459)	-	-	-	(459)	-	(459)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	-	-	-	-	-	-	-	-
Total other comprehensive income/(expense)	-	-	-	-	-	(459)	(10,717)	(1,281,157)	-	(1,292,333)	(6,473)	(1,298,806)
Total comprehensive income/(expense)	-	-	-	-	-	(459)	(10,717)	(1,281,157)	751,709	(540,624)	(33,069)	(573,693)
Transfers from legal reserves	-	-	-	(1,004)	-	-	-	-	1,004	-	-	-
Dividend paid (Note 22)	-	-	-	-	-	-	-	-	-	-	(3,989)	(3,989)
Effects of inflation accounting (Note 2b)	-	-	-	-	-	-	-	-	42,662	42,662	-	42,662
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	544	544
Change in reserve for non-controlling interest put option (Note 30)	-	-	-	-	-	-	32,484	-	-	32,484	-	32,484
Balance at 31 December 2011	1,636,204	22,772	434	533,939	-	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

The notes on page 7 to 125 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Note	2011	2010	2009
Cash flows from operating activities
Profit for the year		725,113	1,126,961	1,104,804
Adjustments for:
Depreciation and impairment of fixed assets	13	636,758	515,515	384,257
Amortization of intangible assets	14	287,792	241,839	206,421
Net finance (income)	11	(300,307)	(237,628)	(254,582)
Income tax expense	12	292,193	320,799	340,093
Share of profit of equity accounted investees		(165,408)	(154,457)	(115,240)
(Gain)/loss on sale of property, plant and equipment		(3,771)	101	25,150
Unrealized foreign exchange and monetary gain/loss on operating assets		(159,292)	(5,847)	88,572
Impairment losses on goodwill		52,971	23,499	61,835
Provision for impairment of trade receivables	30	31,361	126,257	75,379
Deferred income	27	(16,005)	(77,854)	(2,966)
Impairment losses on equity accounted investee and other non-current investments	9	21,558	-	-
		1,402,963	1,879,185	1,913,723

Change in trade receivables	19	(275,271)	(204,403)	(269,360)
Change in due from related parties	34	33,984	28,752	(20,312)
Change in inventories		(6,110)	3,083	(8,662)
Change in other current assets	20	(35,736)	(29,389)	(37,099)
Change in other non-current assets	17	(22,867)	(29,011)	(21,272)
Change in due to related parties	34	4,159	(3,775)	(6,290)
Change in trade and other payables		43,853	32,541	180,469
Change in other current liabilities		57,741	(96,118)	(115,306)
Change in other non-current liabilities	24	(21,185)	(14,051)	(82,893)
Change in employee benefits	26	3,917	2,690	942
Change in provisions	28	(8,060)	(45,102)	123,644
		1,177,388	1,524,402	1,657,584

Interest paid		(46,716)	(38,829)	(29,497)
Income tax paid		(276,176)	(322,754)	(395,024)
Dividends received		71,331	99,759	83,543
Net cash generated by operating activities		925,827	1,262,578	1,316,606
Cash flows from investing activities
Acquisition of property, plant and equipment		(660,359)	(912,097)	(1,044,165)
Acquisition of intangible assets	14	(198,607)	(132,827)	(723,507)
Proceeds from sale of property, plant and equipment		8,603	8,506	4,471
Proceeds from currency option contracts		6,081	12,147	10,549
Payment of currency option contracts premium		(1,267)	(4,988)	(1,150)
Acquisition of financial assets		(858,667)	(16,762)	(83,951)
Proceeds from sale of financial assets		11,191	70,528	32,015
Acquisition of subsidiary including cash acquired	7	578	-	-
Interest received		281,965	270,602	320,697
Net cash used in investing activities		(1,410,482)	(704,891)	(1,485,041)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		552,859	1,071,777	1,692,866
Loan transaction costs		(938)	(12,100)	(14,357)
Repayment of borrowings		(516,901)	(772,892)	(944,133)
Change in non-controlling interest		544	89	-
Proceeds from capital contribution		-	-	4,570
Dividends paid		(3,989)	(590,541)	(744,380)
Net cash used in financing activities		31,575	(303,667)	(5,434)

Net (decrease)/increase in cash and cash equivalents		(453,080)	254,020	(173,869)

Cash and cash equivalents at 1 January		3,296,267	3,090,242	3,255,420

Effects of foreign exchange rate fluctuations on cash and cash equivalents		(335,742)	(47,995)	8,691

Cash and cash equivalents at 31 December	21	2,507,445	3,296,267	3,090,242

The notes on page 7 to 125 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2011, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding AS.

The consolidated financial statements of the Company as at and for the year ended 31 December 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 35. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Authority for restatement and approval of consolidated financial statements belongs to the Board of Directors. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assembly on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

The Group’s consolidated financial statements as at and for the year ended 31 December 2011 was approved by the Board of Directors on 22 February 2012.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No. 29. (“Financial Reporting in Hyperinflationary Economies”) (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in Note 4. Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 152% for the three years ended 31 December 2011 based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus. Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2011 are given below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

Dates	Index	Conversion Factor
31 December 2008	1.3524	2.5221
31 December 2009	1.4856	2.2959
31 December 2010	1.6345	2.0867
31 December 2011	3.4109	1.0000

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2009	2010	2011
Currency change USD (%)	30%	5%	178%
Currency change Euro (%)	33%	(3)%	172%
CPI inflation (%)	10%	10%	109%

As at 31 December 2011 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 8,350 = USD 1, BYR 10,800 = Euro 1 (31 December 2010: BYR 3,000 = USD 1, BYR 3,973 = Euro 1).

The main guidelines for the IAS 29 restatement are as follows:

-	All statement of financial of position items, except for the ones already presented at the current purchasing power level, are restated by applying a general price index.

-
Monetary assets and liabilities of the subsidiaries operating in Belarus are not restated because they are already expressed in terms of the current measuring unit at the balance sheet date. Monetary items presents money held and items to be received or paid in money.

-
Non-monetary assets and liabilities of the subsidiaries operating in Belarus are restated by applying, to the initial acquisition cost and any accumulated depreciation, the change in the general price index from the date of acquisition or initial recording to the balance sheet date. Hence, property, plant and equipment, investments and similar assets are restated from the date of their purchase, not to exceed their market value. Depreciation is similarly restated. The components of shareholders’ equity are restated by applying the applicable general price index from the dates the components were contributed or arose otherwise.

-
All items in the statement of income of the subsidiaries operating in Belarus, except non-monetary items in the statement of financial position that have effect over statement of income, are restated by applying the relevant conversion factors from the dates when the income and expense items were initially recorded in the financial statements.

-
The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of income items. The gain or loss on the net monetary position is included in net income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

-
The comparative amounts relating to the subsidiaries operating in Belarus in the 2010 consolidated financial statements are not restated. Only the current period amounts reported in the consolidated financial statements are affected by the subsidiaries operating in Belarus. Since the carrying value of Belarusian Telecom as of 1 January 2011 is limited by the value in use determined in accordance with the impairment analysis as of the same date, the net effect amounting to $42,662 as a result of the inflation accounting effect on the carrying value of Best as of 1 January 2011 less reassessed corresponding additional impairment charge amounting to $87,341 is presented as “Fffects of Hyperinflation” within the opening balance of retained earnings for the financial year 2011.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”), Ukranian Hryvnia (“HRV”) and Swedish Krona (“SEK”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV, Surtur BV and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is HRV. The functional currency of Belarusian Telecommunications Network (“Belarusian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarusian Ruble (“BYR”). The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 33 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees, revenue recognition and income taxes are provided below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty

The economic environment in Belarus has deteriorated significantly since the second quarter of financial year 2011. Interest rates are linked to the prime refinance rate of the National Bank of Belarus, which has been gradually increased during 2011 and prices for goods and services denominated in BYR have been revisited several times in 2011 based on the change of market exchange rates. As of the balance sheet date cumulative inflation in the last three years exceeds 100% and therefore Belarus is considered a hyperinflationary economy. IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements for the year ending 31 December 2011 as detailed Note 2(b).

While the National Bank of the Republic of Belarus has taken certain measures aimed at stabilizing the situation and preventing negative trends in the domestic foreign exchange market, including speculative pressure on the BYR, there exist the potential for economic uncertainties to continue in the foreseeable future.

Current and potential future political and economic changes in Belarus could have an adverse effect on the subsidiaries operating in this country. The economic stability of Belarus depends on the economic measures that will be taken by the government and the outcomes of the legal, administrative and political processes in the country. These processes are beyond the control of the subsidiaries established in the country.

Consequently, the subsidiaries operating within Belarus may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 31 December 2011, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

Useful lives of assets

The economic useful lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. As part of yearly review of useful lives of assets, the Group made necessary evaluation by considering current technological and economic conditions and recent business plans. Based on the evaluation performed, changes in the useful lives caused the following prospective impacts on depreciation and amortization charges.

	Previous accounting estimate	Current accounting estimate	Impact
Depreciation and amortization charge for the year ended 31 December 2011	(893,203)	(924,550)	(30,347)

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

Commission fees

Commission fees relate to services performed in relation to betting games in Turkey where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfillment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a pre-determined percentage of the total turnover.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Changes in accounting policies

Changes to the accounting policies are applied retrospectively and the prior period’s financial statements are restated accordingly. The Group did not make any major changes to accounting policies during the current year.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate. When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate.

The Group did not have any major changes in the accounting estimates during the current year, except for the useful lives of property, plant and equipment.

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation

(i)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The Group measures goodwill at the acquisition date as:

-	the fair value of the consideration transferred; plus
-	the recognized amount of any non-controlling interests in the acquiree; plus
-	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
-	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(i)	Business combinations (continued)

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognized in profit or loss.

Transactions costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

(iii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of income are consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are restated in the same manner in order to maintain consistency and comparability. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners in their capacity as owners).

(iv)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating decisions. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)	Associates and jointly controlled entities (equity accounted investees) (continued)

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2011 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(v)	Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealized income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(vi)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity. Subsequent changes in the fair value of the put options granted to the non-controlling shareholders in existing subsidiaries are also recognized in equity, except the imputed interest on the liability is recognized in the consolidated statement of income.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of income. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(i)	Foreign currency transactions (continued)

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of income, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

The income and expenses of foreign operations in hyperinflationary economies are translated to USD at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, partially or fully, the relevant amount in the foreign currency translation reserve is transferred to the statement of income.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of income (including comparatives) are translated to USD at monthly average exchange rates excluding operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in the foreign currency translation reserve. They are transferred to the statement of income upon disposal of the foreign operations.

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(m).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in the statement of income when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of income.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of income.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfill its liabilities under these agreements, IAS 32 “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. The Group accounts for the difference between the amount recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity.

•	Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 25 and 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Derivative financial instruments (continued)

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in statement of income unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of income depends on the nature of the hedge relationship.

Hedge Accounting

The Group designates certain hedging instruments which include cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in statement of income, and is included in the “other gains and losses” line item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in statement of income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately recognized in statement of income.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized as part of the cost of that asset.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(i)	Recognition and measurement (continued)

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of income.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of income.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of income as incurred.

(iii)	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Mobile network infrastructure	4 – 8 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	3 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	7 – 10 years
Leasehold improvements	3 – 45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Amortization

Amortization is recognized in the statement of income on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3 – 25 years

(ii)	Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

Amortization

Amortization is recognized in the statement of income on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). Other intangible related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary periods lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, other intangible assets related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of income as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Customs duty and VAT exemption right	4.4 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

(iv)	Internally generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of income in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2011, inventories mainly consist of simcards, scratch cards, handsets and modems.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets (continued)

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,805 as at 31 December 2011 (equivalent to full $1,485 as at 31 December 2011), which is effective from 1 January 2012, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of income when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not recognize any provision for onerous contracts as at 31 December 2011 (31 December 2010: nil).

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group makes a reliable estimate of the obligation.

(k)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred income is recorded under current liabilities.

The Group offers free right of use to its subscribers, and recognizes any unused portion of these free granted right of use as at the balance sheet date as deferred revenue. The Group does not have any other customer loyalty program in the scope of IFRIC 13 “Customer Loyalty Programmes”.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

AzerInteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as principle, total consideration received from the player is recognized at the time all the services related with the games are fully rendered.

Simcard sales are recognized upfront upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the distributors.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(l)	Lease payments (continued)

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

(p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarusian Telecom as operating segments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;
•	there is a contract binding the customer for a specific period of time; and
•
it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

(s)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of income on a straight-line basis over the expected useful lives of the related assets.

(t)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements. Details of other standards and interpretations adopted in these financial statements but that have had no material impact on the financial statements are set out in this section.

(i)	New and Revised IFRSs do not affect presentation and disclosures

IAS 1 (Amendments), “Presentation of Financial Statements (as part of Improvements to IFRSs issued in 2010)”

The amendments to IAS 1 clarify that an entity may choose to present the required analysis of items of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The amendments have been applied retrospectively.

(ii)	New and Revised IFRSs affecting the reported financial performance and / or financial position

None.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

IAS 24 (Revised 2009), “Related Party Disclosures”

In November 2009, IAS 24 Related Party Disclosures was revised. The revision to the standard provides government related entities with a partial exemption from the disclosure requirements of IAS 24. The revised standard is mandatory for annual periods beginning on or after 1 January 2011.

IAS 32 (Amendments), “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements”

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after 1 February 2010. The amendments address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”

Amendments to IFRS 1 which are effective for annual periods on or after 1 July 2010 provide limited exemption for first time adopters to present comparative IFRS 7 fair value disclosures.

IFRIC 14 (Amendments), “Pre-payment of a Minimum Funding Requirement”

Amendments to IFRIC 14 are effective for annual periods beginning on or after 1 January 2011. The amendments affect entities that are required to make minimum funding contributions to a defined benefit pension plan and choose to pre-pay those contributions. The amendment requires an asset to be recognized for any surplus arising from voluntary pre-payments made.

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. IFRIC 19 addresses only the accounting by the entity that issues equity instruments in order to settle, in full or part, a financial liability.

Annual Improvements May 2010

Further to the above amendments and revized standards, the IASB has issued Annual Improvements to IFRSs in May 2010 that cover 7 main standards/interpretations as follow: IFRS 1, “First-time Adoption of International Financial Reporting Standards”; IFRS 3, “Business Combinations”; IAS 27, “Consolidated and Separate Financial Statements”; IAS 34, “Interim Financial Reporting” and IFRIC 13, “Customer Loyalty Programmes”. With the exception of amendments to IFRS 3 and IAS 27 which are effective on or after 1 July 2010, all other amendments are effective on or after 1 January 2011.

The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”

On 20 December, IFRS 1 is amended to provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs and to provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time. The amendment above will be effective for annual periods beginning on or after 1 July 2011.These amendments are not relevant to the Group, as it is an existing IFRS preparer.

IFRS 7, “Financial Instruments: Disclosures”

In October 2010, IFRS 7, “Financial Instruments: Disclosures” is amended by IASB as part of its comprehensive review of off balance sheet activities. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment will be effective for annual periods beginning on or after 1 July 2011. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 9, “Financial Instruments: Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued. IFRS 9 will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value. The new standard is mandatory for annual periods beginning on or after 1 January 2015. The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

IAS 12, “Income Taxes”

In December 2010, IAS 12 is amended. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale.

It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale. The amendment will be effective for annual periods beginning on or after 1 January 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

IFRS 10, “Consolidated Financial Statements”

IFRS 10 replaces the consolidation guidance in IAS 27, “Consolidated and Separate Financial Statements” and SIC 12, “Consolidation - Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 11, “Joint Arrangements”

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31, “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 12, “Disclosure of Interest in Other Entities”

IFRS 12 requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that helps users of its financial statements evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IAS 27 (2011), “Separate Financial Statements”

The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10.

IAS 28 (2011), “Investments in Associates and Joint Ventures”

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

IAS 1 (2011), “Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 provide guidance on the presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The new standard is mandatory for annual periods beginning on or after 1 July 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 13, “Fair Value Measurements”

On 12 May 2011, IASB issued IFRS 13, “Fair Value Measurements”, which establishes a single source of guidance for fair value measurement under IFRSs. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. The standard does not include requirements on when fair value measurements is required; it prescribes how fair value is to be measured if another standard requires it. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IAS 19 (Amendments), “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

On 19 October 2011, IASB issued an Interpretation, IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, clarifying the requirements for accounting for stripping costs in the production phase of a surface mine.

The Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The Interpretation is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

4.	Determination of fair values (continued)

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of customer base acquired in Global Iletisim Hizmetleri AS (“Global Iletisim”) business combination are valued using the cost approach where by the subject asset is valued by using the information on a cost per subscriber basis under current market conditions and rates.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

4.	Determination of fair values (continued)

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to non-controlling share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to non-controlling interests as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2011.

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

5.	Financial risk management

Risk management framework

As at 31 December 2010, TL depreciated against USD by 2.7% and appreciated against EUR by 5.1%, HRV appreciated against USD by 0.3% and BYR depreciated against USD by 4.8% when compared to the exchange rates as at 31 December 2009. As at 31 December 2011, TL depreciated against USD and EUR by 22.2% and 19.3%, respectively, BYR depreciated against USD by 178.3% and HRV depreciated against USD by 0.4% when compared to the exchange rates as at 31 December 2010. Please refer to Note 30 for additional information on the Group’s exposure to risks.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of trade and other receivables. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries. At 31 December 2011, $1,385,403 guarantees were outstanding (31 December 2010: $1,324,604).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

5.	Financial risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury and risk management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine, Republic of Belarus, Azerbaijan and Germany are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for the half of the 5 year maturity portfolio that is exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

6.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

6.	Operating segments (continued)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Total external revenues	4,805,521	5,294,104	364,491	334,006	47,893	48,918	391,774	305,065	5,609,679	5,982,093
Intersegment revenue	13,048	14,682	4,347	5,252	93	63	414,199	386,404	431,687	406,401
Reportable segment adjusted EBITDA	1,507,783	1,751,094	94,204	64,455	(12,151)	(32,564)	190,887	213,655	1,780,723	1,996,640
Finance income	283,015	255,417	690	763	15,520	753	58,951	60,213	358,176	317,146
Finance cost	108,861	(34,569)	(56,287)	(43,974)	(283,870)	(28,527)	(159,991)	(66,143)	(391,287)	(173,213)
Monetary gain	-	-	-	-	144,813	-	-	-	144,813	-
Depreciation and amortization	(485,789)	(474,703)	(116,547)	(120,407)	(224,527)	(80,826)	(111,260)	(92,034)	(938,123)	(767,970)
Share of profit of equity accounted investees	-	-	-	-	-	-	136,907	122,839	136,907	122,839
Capital expenditure	501,256	538,776	65,152	66,727	55,026	120,061	273,511	386,119	894,945	1,111,683
Other material non-cash items: Impairment on goodwill	-	-	-	-	52,971	23,499	-	-	52,971	23,499
Bad debt expense	28,377	122,739	381	(1,251)	1,027	396	1,576	4,373	31,361	126,257
Impairment on equity accounted investees	-	-	-	-	-	-	15,844	-	15,844	-

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Total external revenues	5,294,104	5,176,105	334,006	350,045	48,918	17,356	305,065	246,466	5,982,093	5,789,972
Intersegment revenue	14,682	22,784	5,252	1,033	63	76	386,404	304,118	406,401	328,011
Reportable segment adjusted EBITDA	1,751,094	1,819,250	64,455	20,150	(32,564)	(38,318)	213,655	144,989	1,996,640	1,946,071
Finance income	255,417	304,321	763	2,093	753	1,411	60,213	75,783	317,146	383,608
Finance cost	(34,569)	(162,939)	(43,974)	(54,921)	(28,527)	(12,513)	(66,143)	(32,975)	(173,213)	(263,348)
Depreciation and amortization	(474,703)	(396,259)	(120,407)	(79,874)	(80,826)	(52,749)	(92,034)	(67,920)	(767,970)	(596,802)
Share of profit of equity accounted investees	-	-	-	-	-	-	122,839	78,448	122,839	78,448
Capital expenditure	538,776	1,239,477	66,727	216,445	120,061	87,938	386,119	291,020	1,111,683	1,834,880
Other material non-cash items: Impairment on goodwill	-	-	-	-	23,499	61,835	-	-	23,499	61,835
Bad debt expense	122,739	65,525	(1,251)	4,874	396	529	4,373	4,451	126,257	75,379

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

6.	Operating segments (continued)

	As at 31 December 2011 and 2010
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Reportable segment assets	3,493,183	3,860,173	544,578	616,375	160,277	517,312	1,086,949	1,045,535	5,284,987	6,039,395
Investment in associates	-	-	-	-	-	-	414,392	399,622	414,392	399,622
Reportable segment liabilities	922,418	1,092,496	116,132	153,927	88,127	83,161	242,085	198,780	1,368,762	1,528,364

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

6.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	2011	2010	2009
Revenues
Total revenue for reportable segments	5,235,393	5,697,025	5,567,399
Other revenue	805,973	691,469	550,584
Elimination of inter-segment revenue	(431,687)	(406,401)	(328,011)
Consolidated revenue	5,609,679	5,982,093	5,789,972

	2011	2010	2009
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,589,836	1,782,985	1,801,082
Other adjusted EBITDA	190,887	213,655	144,989
Elimination of inter-segment adjusted EBITDA	(32,580)	(39,268)	(20,738)
Consolidated adjusted EBITDA	1,748,143	1,957,372	1,925,333
Finance income	330,277	277,130	329,550
Finance costs	(289,648)	(102,662)	(187,514)
Monetary gain	144,813	-	-
Other income	32,600	14,668	978
Other expense	(161,236)	(64,233)	(111,220)
Share of profit of equity accounted investees	136,907	122,839	78,448
Depreciation and amortization	(924,550)	(757,354)	(590,678)
Consolidated profit before income tax	1,017,306	1,447,760	1,444,897

	2011	2010	2009
Finance income
Total finance income for reportable segments	299,225	256,933	307,825
Other finance income	58,951	60,213	75,783
Elimination of inter-segment finance income	(27,899)	(40,016)	(54,058)
Consolidated finance income	330,277	277,130	329,550

	2011	2010	2009
Finance costs
Total finance costs for reportable segments	231,296	107,070	230,373
Other finance costs	159,991	66,143	32,975
Elimination of inter-segment finance costs	(101,639)	(70,551)	(75,834)
Consolidated finance costs	289,648	102,662	187,514

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

6.	Operating segments (continued)

	2011	2010	2009
Depreciation and amortization
Total depreciation and amortization for reportable segments	826,863	675,936	528,882
Other depreciation and amortization	111,260	92,034	67,920
Elimination of inter-segment depreciation and amortization	(13,573)	(10,616)	(6,124)
Consolidated depreciation and amortization	924,550	757,354	590,678

	2011	2010	2009
Capital expenditure
Total capital expenditure for reportable segments	621,434	725,564	1,543,860
Other capital expenditure	273,511	386,119	291,020
Elimination of inter-segment capital expenditure	(28,754)	(33,101)	(65,606)
Consolidated capital expenditure	866,191	1,078,582	1,769,274

	2011	2010
Assets
Total assets for reportable segments	4,198,038	4,993,860
Other assets	1,086,949	1,045,535
Investments in equity accounted investees	414,392	399,622
Other unallocated assets	3,399,422	3,355,545
Consolidated total assets	9,098,801	9,794,562

	2011	2010
Liabilities
Total liabilities for reportable segments	1,126,677	1,329,584
Other liabilities	242,085	198,780
Other unallocated liabilities	1,998,434	2,032,601
Consolidated total liabilities	3,367,196	3,560,965

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

6.	Operating Segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

Revenues	2011	2010	2009

Turkey	5,106,536	5,522,387	5,348,500
Ukraine	365,968	334,006	350,045
Belarus	47,893	48,918	17,356
Turkish Republic of Northern Cyprus	63,857	76,782	74,071
Azerbaijan	12,426	-	-
Germany	12,999	-	-
	5,609,679	5,982,093	5,789,972

	2011	2010
Non-current assets
Turkey	3,443,530	3,746,557
Ukraine	548,746	607,704
Belarus	142,926	497,798
Turkish Republic of Northern Cyprus	51,433	65,222
Azerbaijan	5,043	3,379
Germany	4,855	-
Unallocated non-current assets	438,634	436,364
	4,635,167	5,357,024

7.	Acquisitions of subsidiaries

Acquisition of Global Iletisim Hizmetleri AS

On 12 August 2011, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire 100% stake in Global Iletisim, which is specialized in rendering of internet and telecommunications services. In November 2011, the control over Global Iletisim is acquired from Yildiz Holding AS for a consideration of $(456).

Subsequent to the acquisition, Global Iletisim reported a revenue of $3,209 and loss of $1,011. Since Global İletisim’s statement of income prepared in accordance with IFRS for the year ended 31 December 2011 is not available, the estimated consolidated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2011 could not be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

7.	Acquisitions of subsidiaries (continued)

Acquisition of Global Iletisim Hizmetleri AS (continued)

The acquisition of Global Iletisim had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	6,179	203	6,382
Intangible assets	1,490	2,600	4,090
Other assets	4,610	-	4,610
Cash and cash equivalents	122	-	122
Total liabilities	(15,741)	-	(15,741)
Net identifiable assets and liabilities	(3,340)	2,803	(537)

Consideration received			(456)
Less: fair value of identifiable net assets acquired			(537)
Goodwill arising on acquisition			81
Consideration received in cash			456
Add: cash and cash equivalent balances acquired			122
Net cash and cash equivalent effect of the business combination			578

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The fair value of intangible assets and liabilities recognized on acquisition has been determined provisionally pending completion of an independent valuation.

The goodwill recognised on the acquisition is attributable mainly to the synergies expected to be achieved from integrating Global Iletisim into the Group’s broadband business.

The Group incurred acquisition-related costs of $67 related to external legal fees and due diligence costs. The legal fees and due diligence costs have been included in administrative expenses in the Group’s consolidated statement of comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

8.	Revenue

	2011	2010	2009
Communication fees	5,225,441	5,670,215	5,557,335
Monthly fixed fees	62,977	75,420	42,493
Commission fees on betting business	51,376	31,195	42,652
Call center revenues	38,090	25,199	17,426
Simcard sales	21,152	22,900	22,855
Other revenues	210,643	157,164	107,211
	5,609,679	5,982,093	5,789,972

9.	Other income and expenses

Other income amounts to $32,600, $14,668 and $978 for the years ended 31 December 2011, 2010 and 2009, respectively. Other income mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $161,236, $64,233 and $111,220 for the years ended 31 December 2011, 2010 and 2009, respectively.

Other expenses for the years ended 31 December 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $52,971, impairment recognized on the Group’s investment in Atel and Aks TV amounting to $15,844 and $5,714, respectively. Besides, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 33 to consolidated financial statements amounting to $31,155, penalty regarding the fine applied for tariffs above upper limits amounting to $23,459, penalty imposed as a result of investigation on breaching confidentiality of personal data and relevant legislation $5,374, penalty on compatibility of Company’s practices regarding the subscription annulment procedures amounting to $5,020, penalty imposed as a result of the investigation initiated by ICTA upon the complaint of a subscriber regarding the Company’s miss charging of data tariffs and international roaming campaigns amounting to $682 and $2,703, respectively, and penalty regarding number portability amounting to $1,225 are also recorded as other expense in the statement of comprehensive income.

Other expenses for the year ended 31 December 2010 comprises impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $23,499, penalty imposed as a result of investigation of ICTA on tariff plans, VAS service subscriptions and charging applications of the Company amounting to $13,987, $4,957 and $2,090, respectively, Special Communication Tax (“SCT”) and VAT calculated on roaming services that had to be collected from subscribers as a result of tax settlement amounting to $12,900 and provision set for SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $5,825 based on the previous settlement gains. Besides, provision set for the SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $14,539 as of 31 December 2009. However, it has been settled at $2,765 and the difference is reflected to “other expense” as income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

10.	Personnel expenses

	2011	2010	2009
Wages and salaries (*)	493,777	485,214	400,880
Increase in liability for long-service leave	12,697	10,879	7,884
Contributions to defined contribution plans	9,054	5,243	3,694
	515,528	501,336	412,458

(*) Wages and salaries include compulsory social security contributions and bonuses.

11.	Finance income and costs

Recognized in the statement of income:

	2011	2010	2009
Interest income on bank deposits	248,116	196,418	224,160
Late payment interest income	46,922	42,064	49,037
Discount interest income	24,607	886	1,052
Premium income on option contracts	6,081	12,147	10,549
Interest income on available-for-sale financial assets	113	1,121	6,308
Net gain on disposal of available-for-sale financial assets transferred from equity	-	1,318	2,084
Other interest income	4,438	23,176	36,360
Finance income	330,277	277,130	329,550
Litigation late payment interest expense	(8,772)	(258)	(97,016)
Interest expense on financial liabilities measured at amortized cost	(47,387)	(66,086)	(76,763)
Option premium expense	(1,267)	(4,988)	(1,150)
Net foreign exchange loss	(202,686)	(13,778)	(576)
Other	(29,536)	(17,552)	(12,009)
Finance cost	(289,648)	(102,662)	(187,514)
Net finance income	40,629	174,468	142,036

Late payment interest income is interest received from subscribers who pay monthly invoices after the due date specified on the invoices.

Borrowings costs capitalized on fixed assets are $6,025, $11,127 and $1,602 for the years ended 31 December 2011, 2010 and 2009, respectively. Interest capitalization ratio is 11.5%, 17.6% and 5.6% for the year ended 31 December 2011, 2010 and 2009 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

12.	Income tax expense

	2011	2010	2009
Current tax expense
Current period	(303,968)	(336,914)	(353,389)
Deferred tax benefit
Origination and reversal of temporary differences	8,646	13,321	9,574
Benefit of investment incentives recognized	942	1,187	1,892
Utilization of previously unrecognized tax losses	2,187	1,607	1,830
	11,775	16,115	13,296
Total income tax expense	(292,193)	(320,799)	(340,093)

Income tax recognized directly in equity
2011	Before tax	Tax (expense)/ Benefit	Net of tax
Foreign currency translation differences	(1,293,917)	(4,430)	(1,298,347)
Change in cash flow hedge reserve	(459)	-	(459)
	(1,294,376)	(4,430)	(1,298,806)
2010
Foreign currency translation differences	(184,352)	(754)	(185,106)
Net change in fair value of available-for-sale securities	(1,318)	-	(1,318)
	(185,670)	(754)	(186,424)
2009
Foreign currency translation differences	53,046	(1,091)	51,955
Net change in fair value of available-for-sale securities	1,197	-	1,197
	54,243	(1,091)	53,152

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

12.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2011, 2010 and 2009 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2011		2010		2009
Profit for the year		725,113		1,126,961		1,104,804
Total income tax expense		292,193		320,799		340,093
Profit before income tax		1,017,306		1,447,760		1,444,897

Income tax using the Company’s domestic tax rate	20%	(203,461)	20%	(289,552)	20%	(288,979)
Effect of tax rates in foreign jurisdictions	(1)%	14,221	(1)%	12,367	(1)%	10,041
Tax exempt income	(1)%	8,050	-	676	-	1,041
Non-deductible expenses	3%	(31,806)	1%	(19,300)	2%	(29,444)
Tax incentives	-	942	-	1,187	-	1,892
Utilization of previously unrecognized tax losses	-	2,187	-	1,607	-	1,830
Unrecognized deferred tax assets	11%	(112,192)	3%	(47,623)	3%	(48,963)
Difference in effective tax rate of equity accounted investees	(2)%	24,782	(2)%	22,893	(1)%	17,602
Other	-	5,084	-	(3,054)	-	(5,113)
Total income tax expense		(292,193)		(320,799)		(340,093)

The income taxes payable of $61,891 and $96,080 as at 31 December 2011 and 2010, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2011 and 2010, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

12.	Income tax expense (continued)

Reconciliation of effective tax rate (continued)

Since the Belarusian tax legislation does not allow carrying forward tax losses to future periods, no deferred tax asset is recognized on any loss incurred as a result of negative economic developments in Belarus. Additionally, since the recognition of goodwill and its impairment are not subject to taxation, the impairment recognized on goodwill allocated to Belarusian Telecom is not taken into consideration in the taxation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

13.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2010
Network infrastructure (All operational) Operational)	5,234,540	233,239	(694,108)	986,357	-	(121,879)	5,638,149
Land and buildings	272,744	15,711	-	-	-	(6,845)	281,610
Equipment, fixtures and fittings	311,390	11,626	(2,205)	(35,347)	-	(6,755)	278,709
Motor vehicles	14,905	3,763	(1,901)	-	-	(426)	16,341
Leasehold improvements	134,743	6,167	(968)	-	-	(3,436)	136,506
Construction in progress	451,050	703,191	(3,592)	(936,992)	(1,174)	(10,083)	202,400
Total	6,419,372	973,697	(702,774)	14,018	(1,174)	(149,424)	6,553,715

Accumulated depreciation
Network infrastructure (All operational)	3,273,403	420,601	(690,051)	18,229	63,673	(85,994)	2,999,861
Land and buildings	99,405	10,124	-	-	-	(2,779)	106,750
Equipment, fixtures and fittings	266,360	15,196	(1,709)	(16,921)	-	(10,742)	252,184
Motor vehicles	12,027	1,841	(1,686)	-	-	(355)	11,827
Leasehold improvements	115,955	2,906	(721)	-	-	(3,068)	115,072
Total	3,767,150	450,668	(694,167)	1,308	63,673	(102,938)	3,485,694

Total property, plant and equipment equipment	2,652,222	523,029	(8,607)	12,710	(64,847)	(46,486)	3,068,021

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

13.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2011
Network infrastructure (All operational)	5,638,149	88,535	(310,323)	546,137	-	8,155	(866,902)	5,103,751
Land and buildings	281,610	5,433	-	6,186	-	-	(48,518)	244,711
Equipment, fixtures and fittings	278,709	11,419	(2,034)	312	-	1,399	(48,081)	241,724
Motor vehicles	16,341	2,752	(884)	-	-	-	(2,676)	15,533
Leasehold improvements	136,506	3,337	(1,376)	212	-	608	(24,415)	114,872
Construction in progress	202,400	564,164	(522)	(492,381)	(36)	44	(47,352)	226,317
Total	6,553,715	675,640	(315,139)	60,466	(36)	10,206	(1,037,944)	5,946,908

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	468,966	(306,767)	28,468	144,352	2,749	(514,173)	2,823,456
Land and buildings	106,750	9,167	-	6	-	-	(19,484)	96,439
Equipment, fixtures and fittings	252,184	9,106	(1,688)	(265)	12	680	(50,192)	209,837
Motor vehicles	11,827	1,824	(640)	-	22	-	(1,975)	11,058
Leasehold improvements	115,072	3,266	(1,354)	68	7	395	(20,936)	96,518
Total	3,485,694	492,329	(310,449)	28,277	144,393	3,824	(606,760)	3,237,308

Total property, plant and equipment	3,068,021	183,311	(4,690)	32,189	(144,429)	6,382	(431,184)	2,709,600

Depreciation expenses for the years ended 31 December 2011, 2010 and 2009 are $636,758, $515,515 and $384,257, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2011, 2010 and 2009 are $144,429, $64,847 and $39,298, respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

13.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2011, net carrying amount of fixed assets acquired under finance leases amounted to $64,856 (31 December 2010: $82,944).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarusian Telecom and non-operational items as at 31 December 2011 and 2010.

A mortgage was placed on Izmir building in favour of Yapi ve Kredi Bankasi AS, Interbank AS and Pamukbank TAS founded at 25 August 1992 amounting to $970 and also on Davutpasa building in favour of Pamukbank TAS founded at 11 December 1997 amounting to $323 as at 31 December 2010 due to previous debts of BMC Sanayi ve Ticaret AS. These buildings were sold to the Company with their mortgages. The debts of BMC Sanayi ve Ticaret AS were paid and the Company has no liability to Savings Deposit Insurance Fund (“SDIF”). Therefore as at 31 December 2011, the mortgages on Izmir and Davutpasa buildings were released by SDIF on 17 August 2011 and 22 September 2011, respectively.

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $273,864 as at 31 December 2011 (31 December 2010: $364,349). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount is $353,034 as at 31 December 2011 (31 December 2010: $456,221).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets are tested for impairment as at 31 December 2011. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2011, impairment test for long-lived assets of Astelit and A-Tel, is made on the assumption that Astelit and A-Tel are the cash generating unit.

Astelit: As the recoverable amounts based on the value in use of cash generating units is higher than the carrying amount of cash-generating units of Astelit, no impairment is recognized. The assumptions used in value in use calculation of Astelit as at 31 December 2011 are:

A 13.6% post-tax WACC rate for 2012, a 13.7% post-tax WACC rate for 2013, a 13.9% post-tax WACC rate for after 2013 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 15.5%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

14.	Intangible assets (continued)

Impairment testing for long-lived assets (continued)

A-Tel:  As the recoverable amounts based on the value in use of cash generating units is lower than the carrying amount of cash-generating units of A-Tel, an impairment loss of $15,655 has been recognized in consolidated financial statements for the year ended 31 December 2011. The impairment loss has been decreased from the carrying value of the asset and has been included in other expense of statement of comprehensive income. The assumptions used in value in use calculation of A-Tel as at 31 December 2011 are:

A 14.2% post-tax WACC rate and a 5.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes is 14.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

14.	Intangible assets (continued)

Cost	Balance as at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance as at 31 December 2010
GSM and other telecommunication operating licenses	1,465,898	400	-	2,815	-	(47,678)	1,421,435
Computer software	1,951,060	36,831	-	79,617	-	(47,792)	2,019,716
Transmission lines	33,189	284	-	-	-	(858)	32,615
Central betting system operating right	5,527	339	-	-	-	(144)	5,722
Indefeasible right of usage	-	22,531	-	-	-	-	22,531
Brand name	4,676	-	-	-	-	(122)	4,554
Customer base	6,398	-	-	-	-	(167)	6,231
Customs duty and VAT exemption right	51,325	-	-	-	-	(1,338)	49,987
Goodwill	184,356	-	-	-	(23,499)	(19,600)	141,257
Other	2,298	532	-	-	-	(48)	2,782
Construction in progress	5,562	94,441	-	(96,449)	-	(928)	2,626
Total	3,710,289	155,358	-	(14,017)	(23,499)	(118,675)	3,709,456

Accumulated amortization
GSM and other telecommunication operating licenses	407,800	70,847	-	-	-	(12,915)	465,732
Computer software	1,355,842	155,714	-	(1,307)	-	(38,140)	1,472,109
Transmission lines	26,040	1,734	-	-	-	(767)	27,007
Central betting system operating right	4,016	210	-	-	-	(110)	4,116
Indefeasible right of usage	-	1,543	-	-	-	-	1,543
Brand name	584	468	-	-	-	(28)	1,024
Customer base	1,996	654	-	-	-	(69)	2,581
Customs duty and VAT exemption right	15,553	10,595	-	-	-	(686)	25,462
Other	477	74	-	-	-	20	571
Total	1,812,308	241,839	-	(1,307)	-	(52,695)	2,000,145

Total intangible assets	1,897,981	(86,481)	-	(12,710)	(23,499)	(65,980)	1,709,311

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

14.	Intangible assets (continued)

Cost	Balance at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2011
GSM and other telecommunication operating licenses	1,421,435	5,553	-	-	-	1,313	(235,276)	1,193,025
Computer software	2,019,716	52,433	(433)	82,719	-	1,660	(338,550)	1,817,545
Transmission lines	32,615	118	-	-	-	-	(5,872)	26,861
Central betting system operating right	5,722	341	-	-	-	-	(1,039)	5,024
Indefeasible right of usage	22,531	-	-	-	-	-	(4,090)	18,441
Brand name	4,554	-	-	-	-	-	(827)	3,727
Customer base	6,231	-	-	-	-	2,600	(1,320)	7,511
Customs duty and VAT exemption right	49,987	-	-	-	-	-	(3,240)	46,747
Goodwill	141,257	-	-	-	(52,971)	81	(70,989)	17,378
Other	2,782	-	-	-	-	-	(292)	2,490
Construction in progress	2,626	140,162	-	(143,185)	-	-	397	-
Total	3,709,456	198,607	(433)	(60,466)	(52,971)	5,654	(661,098)	3,138,749

Accumulated amortization
GSM and other telecommunication operating licenses	465,732	65,972	-	-	53,177	15	(83,766)	501,130
Computer software	1,472,109	145,919	(291)	(28,277)	-	1,468	(276,357)	1,314,571
Transmission lines	27,007	1,229	-	-	-	-	(4,739)	23,497
Central betting system operating right	4,116	219	-	-	-	-	(934)	3,401
Indefeasible right of usage	1,543	1,391	-	-	-	-	(586)	2,348
Brand name	1,024	422	-	-	-	-	(235)	1,211
Customer base	2,581	619	-	-	-	-	(540)	2,660
Customs duty and VAT exemption right	25,462	9,946	-	-	8,669	-	(1,367)	42,710
Other	571	229	-	-	-	-	113	913
Total	2,000,145	225,946	(291)	(28,277)	61,846	1,483	(368,411)	1,892,441

Total intangible assets	1,709,311	(27,339)	(142)	(32,189)	(114,817)	4,171	(292,687)	1,246,308

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2011, 2010 and 2009 are $287,792, $241,839 and $206,421 respectively including impairment losses and recognized in direct cost of revenues. The impairment losses on goodwill for the year ended 31 December 2011, 2010 and 2009 are $52,971, $23,499 and $61,835, respectively recognized in other expenses in the consolidated statement of income.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized costs is $26,966 for the year ended 31 December 2011 (31 December 2010: $29,142).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

14.	Intangible assets (continued)

Turkcell Superonline, a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Turkcell Superonline will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Superonline will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The Group recognized indefeasible right of use amounting to $22,531 as at 31 December 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2011.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2011, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $206,038 was calculated for the cash-generating unit. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $52,971 and is included in other expense of statement of comprehensive income. Remaining impairment amounting to $169,320 was allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and is included in depreciation expense. Tax effect of the long-lived asset impairment of $16,253 is included in deferred taxation benefit. Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 5 years between 1 January 2012 and 31 December 2016. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A post-tax discount rate WACC of 15.7% was applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 19.0%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

14.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline

As at 31 December 2011, the aggregate carrying amount of goodwill allocated to Superonline is $17,307. As the recoverable value based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2011. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2012 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.8%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 15.5% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 17.6%.

After the acquisition of Superonline Uluslararasi in 2008, management merged Superonline Uluslararasi’s operations with its wholly owned subsidiary, Tellcom Iletisim Hizmetleri AS (“Tellcom”) in May 2009. With the merger, Superonline Uluslararasi and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations. The registered name of the entity was changed from Tellcom Iletisim Hizmetleri AS to Superonline Iletisim Hizmetleri AS with General Assembly Meeting note dated 20 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

15.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2011, 2010 and 2009 are $136,907, $122,839 and $78,448, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2011
Fintur (associate)	41.45%	491,192	1,735,797	2,226,989	232,965	825,240	472,749	696,035	2,226,989
A-Tel (joint venture)*	50.00%	34,305	108,499	142,804	2,821	28,287	-	111,696	142,804
		525,497	1,844,296	2,369,793	235,786	853,527	472,749	807,731	2,369,793

31 December 2010
Fintur (associate)	41.45%	451,598	1,578,669	2,030,267	289,785	811,749	439,495	489,238	2,030,267
A-Tel (joint venture)*	50.00%	48,888	181,414	230,302	1,078	37,216	-	192,008	230,302
		500,486	1,760,083	2,260,569	290,863	848,965	439,495	681,246	2,260,569

	Revenues	Direct cost of revenues	Profit/Loss
2011
Fintur	1,957,904	(802,953)	398,688
A-Tel	56,512	(53,063)	(31,777)
	2,014,416	(856,016)	366,911
2010
Fintur**	1,791,725	(692,757)	369,516
A-Tel	63,235	(56,683)	2,923
	1,854,960	(749,440)	372,439
* Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.
** A reclassification between Revenues and Selling and Marketing Expenses has been made in the financial statements of Fintur regarding distributors’ commissions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

15.	Equity accounted investees (continued)

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $358,544 and $55,848 respectively as at 31 December 2011 (31 December 2010: $303,618 and $96,004).

In 2011, Fintur has decided to distribute three dividends amounting to $50,000, $54,000 and $55,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $20,725, $22,383 and $22,798 on 7 April 2011, 14 October 2011 and 16 December 2011, respectively.

In 2010, Fintur has decided to distribute two dividends amounting to $70,000 and $190,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $29,015 and $78,755 on 5 May 2010 and 7 December 2010, respectively.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $744,199 is accounted under equity, in accordance with the Group’s accounting policy.

During March 2011 and April 2010 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 26,982 (equivalent to $14,285 as at 31 December 2011) and TL 2,482 (equivalent to $1,314 as at 31 December 2011), respectively. The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 13,491 (equivalent to $7,142 as at 31 December 2011) and TL 1,241 (equivalent to $657 as at 31 December 2011) as at 31 December 2011 and 31 December 2010, respectively.

16.	Other investments

Non-current investments:
		2011		2010
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	12,792	6.24	21,905

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	9,776	4.52	11,944

			22,568		33,849

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

16.	Other investments (continued)

Non-current investments: (continued)

On 2 February 2010, SDIF notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group. On 14 March 2011, at Aks TV’s General Assembly Meeting, it has been decided to increase the share capital of Aks TV. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in Aks TV decreased to 4.57%.

Following the change in ownership ratio of the Group by not participating in capital contribution movements, a valuation study was performed by an independent valuation firm as of 30 June 2011. Based on the impairment analysis performed, the carrying value of Aks TV has been reduced by $3,229. As of 31 December 2011, the year-end impairment analysis was performed by an independent valuation firm and carrying value of Aks TV has been further reduced by $1,907. The impairment losses have been included in other expense of statement of comprehensive income.

There is no active market available for T-Medya and the Company measures this investment at cost. Based on the valuation study performed by an independent valuation firm, no impairment has been identified for T-Medya as of 31 December 2011.

Current investments:

	2011	2010
Deposits maturing after 3 months or more
Time deposits	844,982	8,201

As at 31 December 2011, TL denominated time deposits maturing after 3 months or more amounting to $689,831 (31 December 2010: nil) have stated effective interest rate of 12.2% (31 December 2010: nil), USD denominated time deposits maturing after 3 months or more amounting to $154,500 (31 December 2010: $8,000) have stated effective interest rate of 5.4% (31 December 2010: 7.0%) and BYR denominated time deposits maturing after 3 months or more amounting to $651 (31 December 2010: $201) have stated effective interest rate of 46.1% (31 December 2010: 10.5%).

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

17.	Other non-current assets

	2011	2010
VAT receivable	63,803	62,167
Prepaid expenses	38,716	29,717
Receivables from Tax Office	12,995	-
Deposits and guarantees given	6,840	9,560
Advances given for fixed assets	1,014	4,654
Others	2,021	1,179
	125,389	107,277

18.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2011, a deferred tax liability of $15,838 (31 December 2010: $15,687) for temporary differences of $79,190 (31 December 2010: $78,433) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2011	2010
Deductible temporary differences	162,903	109,356
Tax losses	115,798	110,506
Total unrecognized deferred tax assets	278,701	219,862

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

As at 31 December 2011, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2007	8,827	2012
2008	55,670	2013
2009	28,836	2014
2010	49,695	2015
2011	66,934	2016
	209,962

As at 31 December 2011, tax losses which will be carried indefinitely are amounting to $295,358.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

18.	Deferred tax assets and liabilities (continued)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2011 and 2010 are attributable to the following:

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
Property, plant & equipment and intangible assets	555	347	(104,481)	(152,193)	(103,926)	(151,846)
Investment	-	-	(22,290)	(15,096)	(22,290)	(15,096)
Provisions	24,127	28,423	-	-	24,127	28,423
Trade and other payables	436	23,460	(23,827)	(16)	(23,391)	23,444
Other items	62,078	25,940	(686)	(1,094)	61,392	24,846
Tax assets / (liabilities)	87,196	78,170	(151,284)	(168,399)	(64,088)	(90,229)
Net off of tax	(83,910)	(75,294)	83,910	75,294	-	-
Net tax assets / (liabilities)	3,286	2,876	(67,374)	(93,105)	(64,088)	(90,229)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

18.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2011 and 2010

	Balance at 1 January 2010	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2010

Property, plant & equipment and intangible assets	(170,313)	6,131	-	12,336	(151,846)
Investment	(13,833)	(882)	(754)	373	(15,096)
Provisions	27,474	1,689	-	(740)	28,423
Trade and other payables	39,233	(14,984)	-	(805)	23,444
Other items	1,065	24,161	-	(380)	24,846
Total	(116,374)	16,115	(754)	10,784	(90,229)

	Balance at 1 January 2011	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2011

Property, plant & equipment and intangible assets	(151,846)	16,801	-	31,119	(103,926)
Investment	(15,096)	(4,488)	(4,430)	1,724	(22,290)
Provisions	28,423	704	-	(5,000)	24,127
Trade and other payables	23,444	(34,716)	-	(12,119)	(23,391)
Other items	24,846	33,474	-	3,072	61,392
Total	(90,229)	11,775	(4,430)	18,796	(64,088)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

19.	Trade receivables and accrued income

	2011	2010
Accrued service income	409,562	348,135
Receivables from subscribers	379,881	414,606
Accounts and checks receivable	52,003	52,111
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	935	1,299
	842,381	816,151

Trade receivables are shown net of allowance for doubtful debts amounting to $322,940 as at 31 December 2011 (31 December 2010: $367,913). The impairment loss recognized for the years ended 31 December 2011, 2010 and 2009 are $34,583, $117,362 and $75,379, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $98,086 and $181,366 as at 31 December 2011 and 2010, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $113,327 (31 December 2010: $35,024).

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 30.

20.	Other current assets

	2011	2010
Prepaid expenses	83,054	83,680
Interest income accruals	19,990	8,311
Advances to suppliers	10,263	12,131
Restricted cash	6,369	6,150
VAT receivable	5,022	25,702
Prepayment for subscriber acquisition cost	6,720	1,777
Receivables from personnel	3,776	3,262
Receivables from ICTA	-	25,938
Receivables from Tax Office	-	15,736

Other	63,264	15,053
	198,458	197,740

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

20.	Other current assets (continued)

As at 31 December 2011, restricted cash mainly represents amounts deposited at banks as guarantees in connection with the loan utilized by Azerinteltek and mature in 12 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

21.	Cash and cash equivalents

	2011	2010
Cash in hand	124	7,957
Cheques received	168	172
Banks	2,507,028	3,293,257
-Demand deposits	154,228	193,358
-Time deposits	2,352,800	3,099,899
Bonds and bills	1,209	777
Cash and cash equivalents	2,508,529	3,302,163
Bank overdrafts	(1,084)	(5,896)
Cash and cash equivalents in the statement of cash flows	2,507,445	3,296,267

As at 31 December 2011, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.036 (31 December 2010: $90,000).

As at 31 December 2011, average maturity of time deposits is 83 days (31 December 2010: 60 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 30.

22.	Capital and reserves

Share capital

As at 31 December 2011, common stock represented 2,200,000,000 (31 December 2010: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

In connection with the redenomination of the TL and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Capital and reserves (continued)

Share capital (continued)

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2011, total number of pledged shares hold by various institutions is 1,132,709 (31 December 2010: 137,200).

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized. Subsequent changes in the fair value of the put option liability are also recognized in this reserve.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Capital and reserves (continued)

Dividends (continued)

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $703,424 as at 31 December 2011), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.32 as at 31 December 2011) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

	2011		2010		2009
	TL	USD	TL	USD*	TL	USD*

Cash dividends	1,328,697	703,424	859,259	573,451	1,098,193	713,297

* USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 29 April 2010 and 8 May 2009 which are the dates that the General Assembly of Shareholders approved the dividend distribution, respectively.

In the Ordinary General Assembly of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 6 April 2011, it has been decided to distribute dividends amounting to TL 16,744 (equivalent to $8,864 as at 31 December 2011). The dividend was paid on 2 May 2011.

23.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2011 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2011, 2010 and 2009 of $751,709, $1,170,176 and $1,093,992 respectively and a weighted average number of shares outstanding during the years ended 31 December 2011, 2010 and 2009 of 2,200,000,000 calculated as follows:

	2011	2010	2009
Numerator:
Net profit for the period attributed to owners	751,709	1,170,176	1,093,992

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.34	0.53	0.50

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

24.	Other non-current liabilities

	2011	2010
Consideration payable in relation to acquisition of BeST	60,180	78,402
Deposits and guarantees taken from agents	16,803	16,310
Financial liability in relation to put option	10,094	53,435
Payables to other suppliers	1,149	7,391
Other	4,443	5,294
	92,669	160,832

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payment to the seller. Payment of $100,000 is contingent on financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2010: first quarter of 2016). The present value of the contingent consideration is $60,180 as at 31 December 2011 (31 December 2010: $78,402).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 31 December 2011.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $66,253 has been presented as reserve for non-controlling interest put option under equity.

25.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see Note 30.

	2011	2010
Non-current liabilities
Unsecured bank loans	1,030,081	1,366,207
Secured bank loans	9,557	21,850
Finance lease liabilities	17,742	19,259
	1,057,380	1,407,316
Current liabilities
Current portion of unsecured bank loans	589,251	357,637
Unsecured bank facility	210,996	57,355
Secured bank facility	6,414	6,399
Current portion of secured bank loans	1,895	4,378
Current portion of finance lease liabilities	2,149	4,436
Option contracts not used for hedging	380	-
Option contracts used for hedging	868	-
	811,953	430,205

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

25.	Loans and borrowings (continued)

On 22 December 2011, the Group has signed loan agreements with China Development Bank for the potential purchase of products and services of up to $250,000 to be utilized as Group capital investments for 2012 and 2013. The financing, which is composed of two equal loans with respect tenors of 5 and 7 years, has an all-in cost of approximately Libor +3.00% per year.

Finance lease liabilities are payable as follows:

	31 December 2011			31 December 2010
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	2,785	636	2,149	5,199	763	4,436
More than one year	21,836	4,094	17,742	24,107	4,848	19,259
	24,621	4,730	19,891	29,306	5,611	23,695

Turkcell Superonline, a wholly owned subsidiary of the Group, acquired indefeasible right of use with BOTAS and will pay EUR 20,900 to BOTAS for the right. The Group recognized indefeasible right of use amounting to $22,531 in 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024. As of 31 December 2011, the carrying amount of lease liability related to BOTAS agreement is $17,623.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

25.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 December 2011			31 December 2010
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2011-2018	Floating	Libor+1.35%-4.60%	1,314,680	1,318,799	Libor+1.35%-3.75%	1,176,686	1,175,049
Unsecured bank loans	USD	2011-2016	Fixed	2.24%-8.0%	493,979	486,370	2.24%-8.0%	601,375	591,463
Unsecured bank loans	EUR	2012-2013	Floating	Libor+2.65%-3.465%	19,358	19,680	Libor+3.465%	13,280	13,627
Secured bank loans**	BYR	2020	Floating	RR*+2%	6,939	8,818	RR*+2%	21,389	26,228
Secured bank loans	USD	2012	Fixed	5.00%	6,300	6,414	5.00%	6,150	6,210
Unsecured bank loans	TL	2012	Fixed	15.00%	5,479	5,479	-	-	-
Secured bank loans***	EUR	2013	Floating	Libor+3.465%	2,578	2,634	-	-	-
Unsecured bank loans	USD	2011	-	-	-	-	-	744	744
Secured bank loans	AZN	2011	Fixed	-	-	-	18.00%	250	316
Unsecured bank loans	AZN	2011	Fixed	-	-	-	18.00%	150	189
Finance lease liabilities	EUR	2012-2024	Fixed	3.35%	22,345	17,623	3.35%	26,487	20,962
Finance lease liabilities	USD	2012-2015	Fixed	4.64%-7.0%	2,116	2,108	4.64%	2,819	2,733
Finance lease liabilities	TL	2012-2014	Fixed	10.24%	160	160	-	-	-
					1,873,934	1,868,085		1,849,330	1,837,521

(*)	Refinancing rate of the National Bank of the Republic of Belarus.
(**)	Secured by Republic of Belarus Government.
(***)	Secured by System Capital Management Limited (SCM).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

26.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 4.4% and 5.1% depending on the payout date (31 December 2010: 4.7%).

Movement in the reserve for employee termination benefits as at 31 December 2011 and 2010 are as follows:

	2011	2010
Opening balance	29,742	27,776
Provision set/reversed during the period	11,665	9,990
Payments made during the period	(7,874)	(8,114)
Unwind of discount	1,032	889
Acquisitions through business combination	39	-
Effect of change in foreign exchange rate	(6,345)	(799)
Closing balance	28,259	29,742

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $9,054, $5,243 and $3,694 in relation to defined contribution retirement plan for the years ended 31 December 2011, 2010 and 2009, respectively.

Total charge for the employee termination benefits is included in the statement of income.

The liability is not funded, as there is no funding requirement.

27.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2011. The amount of deferred income is $118,376 and $164,186 as at 31 December 2011 and 2010, respectively.

28.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2010	95	5,114	467	5,676
Provision made/used during the year	627	50,473	223	51,323
Unwind of discount	-	266	-	266
Effect of change in foreign exchange rate	-	(210)	-	(210)
Balance at 31 December 2010	722	55,643	690	57,055

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

28.	Provisions (continued)

Non-current provisions: (continued)

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2011	722	55,643	690	57,055
Provision made/used during the year	447	9,256	172	9,875
Unwind of discount	-	2,657	-	2,657
Acquisitions through business combination	-	-	-	-
Effect of change in foreign exchange rate	(184)	(11,039)	(145)	(11,368)
Balance at 31 December 2011	985	56,517	717	58,219

Legal provisions are set for the probable cash outflows related to legal disputes.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2010	167,918	37,249	205,167
Provision made/(reversed) during the year	59,303	45,617	104,920
Provisions used during the year	(115,004)	(39,056)	(154,060)
Unwind of discount	1,885	(53)	1,832
Effect of change in foreign exchange rate	(2,949)	(1,098)	(4,047)
Balance at 31 December 2010	111,153	42,659	153,812

	Legal	Bonus	Total
Balance at 1 January 2011	111,153	42,659	153,812
Provision made/(reversed) during the year	73,765	48,562	122,327
Provisions used during the year	(86,602)	(39,498)	(126,100)
Unwind of discount	2,528	1,081	3,609
Acquisitions through business combination	-	189	189
Effect of change in foreign exchange rate	(18,982)	(8,934)	(27,916)
Balance at 31 December 2011	81,862	44,059	125,921

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 33, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $44,059 comprises mainly the provision for the year ended 31 December 2011 and is planned to be paid in March 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

29.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2011 and 2010 is as follows:

	2011	2010
Payables to other suppliers	398,732	414,911
Taxes and withholdings payable	189,016	221,872
Payables to Ericsson companies	117,043	98,415
License fee accrual	61,394	53,474
Selling and marketing expense accrual	51,252	61,209
Roaming expense accrual	15,427	21,032
ICTA share accrual	13,903	17,319
Interconnection payables	4,260	11,992
Interconnection accrual	4,745	4,415
Other	73,716	47,337
	929,488	951,976

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% of the treasury share as universal service fund to the Turkish Ministry.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2011	2010
Due from related parties-non current	34	43	1,044
Other non-current assets*	17	20,235	15,258
Due from related parties-current	34	43,215	88,897
Trade receivables and accrued income	19	955,962	851,175
Other current assets*	20	70,599	56,170
Cash and cash equivalents**	21	2,508,405	3,294,206
Time deposits maturing in 3 months or more	16	844,982	8,201
		4,443,441	4,314,951

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2011	2010
Receivable from subscribers	848,428	798,404
Receivables from distributors and other operators	115,658	71,044
Other	12,368	3,199
	976,454	872,647

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Credit risk (continued)

Exposure to credit risk: (continued)

The aging of trade receivables and due from related parties as at 31 December 2011 and 2010:

	2011	2010
Not past due	820,857	738,697
1-30 days past due	69,874	74,665
1-3 months past due	54,150	56,004
3-12 months past due	54,339	71,750
	999,220	941,116

Impairment losses

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 31 December 2011 and 2010 is as follows:

	2011	2010
Opening balance	376,808	268,157
Impairment loss recognized	31,361	126,257
Write-off	(6,776)	(9,976)
Acquisitions through business combination	784	-
Effect of change in foreign exchange rate	(74,742)	(7,630)
Closing balance	327,435	376,808

The impairment loss recognized of $31,361 for the year ended 31 December 2011 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31December2010: $126,257).

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivables and due from related parties directly.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2011 and 2010 is as follows:

	2011	2010

Cash and cash equivalents	2,508,529	3,302,163
Current liabilities	2,063,295	1,812,915
Current cash debt coverage ratio	122%	182%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2011							31 December 2010
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial
Liabilities
Secured bank loans	17,866	(22,833)	(1,202)	(7,468)	(4,512)	(4,697)	(4,954)	32,627	(48,327)	(2,273)	(9,165)	(5,150)	(13,852)	(17,887)
Unsecured bank loans	1,830,328	(1,968,913)	(475,791)	(383,333)	(663,979)	(439,954)	(5,856)	1,781,199	(1,920,204)	(208,363)	(218,000)	(523,026)	(960,660)	(10,155)
Finance lease liabilities	19,891	(24,623)	(2,307)	(478)	(2,655)	(5,614)	(13,569)	23,695	(29,306)	(3,206)	(1,993)	(1,909)	(5,576)	(16,622)
Trade and other payables*	656,256	(663,749)	(663,749)	-				676,187	(681,669)	(681,669)	-	-	-	-
Bank overdraft	1,084	(1,084)	(1,084)	-	-	-	-	5,896	(5,896)	(5,896)	-	-	-	-
Due to related parties	14,582	(14,645)	(14,645)	-	-	-	-	10,760	(10,787)	(10,787)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom	60,180	(100,000)	-	-	-	-	(100,000)	78,402	(100,000)	-	-	-	-	(100,000)
Financial liability in relation to put option	10,094	(11,850)	-	-	(11,850)	-	-	53,435	(58,541)	-	-	-	(58,541)	-
Derivative financial liabilities

Option contract	1,248	(1,248)	(1,248)	-	-	-	-	-	-	-	-	-	-	-
TOTAL	2,611,529	(2,808,945)	(1,160,026)	(391,279)	(682,996)	(450,265)	(124,379)	2,662,201	(2,854,730)	(912,194)	(229,158)	(530,085)	(1,038,629)	(144,664)

* Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2010
	USD	EUR
Foreign currency denominated assets
Other non-current assets	1	-
Other investments	8,000	-
Due from related parties-current	17,969	148
Trade receivables and accrued income	33,566	20,482
Other current assets	4,579	1,086
Cash and cash equivalents	1,494,743	52,842
	1,558,858	74,558
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,405,907)	(28,132)
Other non-current liabilities	(179,865)	-
Loans and borrowings-current	(350,172)	(1,872)
Trade and other payables	(161,901)	(42,849)
Due to related parties	(754)	(808)
	(2,098,599)	(73,661)
Net exposure	(539,741)	897

	31 December 2011
	USD	EUR
Foreign currency denominated assets
Other non-current assets	26	-
Other investments	154,500	-
Due from related parties-current	8,580	3,820
Trade receivables and accrued income	52,422	39,141
Other current assets	6,861	1,153
Cash and cash equivalents	893,477	3,833
	1,115,866	47,947
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,060,159)	(28,015)
Other non-current liabilities	(138,497)	-
Loans and borrowings-current	(660,290)	(1,211)
Trade and other payables	(154,869)	(48,168)
Due to related parties	(1,137)	(478)
	(2,014,952)	(77,872)
Net exposure	(899,086)	(29,925)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date	Closing Rate
	31 December	31 December	31 December	31 December
	2011	2010	2011	2010

USD/TL	1.6698	1.5050	1.8889	1.5460
EUR/TL	2.3343	1.9931	2.4438	2.0491
SEK/TL	0.2572	0.2074	0.2722	0.2262
USD/BYR	5,038.2	2,978.8	8,350.0	3,000.0
USD/HRV	7.9663	7.9325	7.9898	7.9617

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 December 2011 and 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2011	2010

USD	89,909	53,974
EUR	3,872	(119)

10% weakening of the TL, HRV, BYR against the following currencies as at 31 December 2011 and 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2011	2010

USD	(89,909)	(53,974)
EUR	(3,872)	119

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Interest rate risk

As at 31 December 2011 and 2010 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2011		31 December 2010
		Effective Interest	Carrying	Effective interest	Carrying
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	21
USD		5.4%	899,318	3.5%	1,469,797
EUR		4.7%	2,805	3.8%	68,640
TL		12.3%	1,450,629	9.1%	1,561,282
Other		60.0%	48	8.7%	180
Time deposits maturing after 3 months or more	16
USD		5.4%	154,500	7.0%	8,000
BYR		46.1%	651	10.5%	201
TL		12.2%	689,831	-	-
Finance lease obligations	25
USD		6.8%	(2,108)	4.6%	(2,733)
EUR		3.4%	(17,623)	3.4%	(20,962)
TL		10.2%	(160)	-	-
Unsecured bank loans	25
USD fixed rate loans		4.6%	(486,370)	4.2%	(591,463)
TL fixed rate loans		15.00%	(5,479)	-	-
Secured bank loans	25
USD fixed rate loans		5.0%	(6,414)	5.2%	(6,210)
AZN fixed rate loans		-	-	22.5%	(189)

Variable rate instruments
Secured bank loans	25
BYR floating rate loans		10.9%	(8,818)	10.9%	(26,228)
EUR floating rate loans		7.9%	(2,634)	-	-
Unsecured bank loans	25
USD floating rate loans		3.8%	(1,318,799)	3.6%	(1,175,049)
EUR floating rate loans		6.6%	(19,680)	7.8%	(13,627)
AZN fixed rate loans		-	-	22.5%	(316)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $2,213 (31 December 2010: $65).

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2011 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2011 and 2010.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2011
Variable rate instruments	(10,529)	10,529	-	-
Cash flow sensitivity (net)	(10,529)	10,529	-	-
31 December 2010
Variable rate instruments	(9,262)	9,262	-	-
Cash flow sensitivity (net)	(9,262)	9,262	-	-

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		31 December 2011		31 December 2010
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Due from related parties-long term	34	43	43	1,044	1,044
Other non-current assets*	17	20,235	20,235	15,258	15,258
Due from related parties-short term	34	43,215	43,215	88,897	88,897
Trade receivables and accrued income***	19	955,962	955,962	851,175	851,175
Other current assets*	20	70,599	70,599	56,170	56,170
Cash and cash equivalents	21	2,508,529	2,508,529	3,302,163	3,302,163
Time deposits maturing after 3 months or more	16	844,982	844,982	8,201	8,201
		4,443,565	4,443,565	4,322,908	4,322,908

Liabilities carried at fair value
Put option for Best acquisition	24	(10,094)	(10,094)	(53,435)	(53,435)
		(10,094)	(10,094)	(53,435)	(53,435)
Liabilities carried at amortized cost
Loans and borrowings-long term	25	(1,057,380)	(1,057,380)	(1,407,316)	(1,407,316)
Bank overdrafts	21	(1,084)	(1,084)	(5,896)	(5,896)
Option contracts	25	(1,248)	(1,248)	-	-
Loans and borrowings-short term	25	(810,705)	(810,705)	(430,205)	(430,205)
Trade and other payables**	29	(656,256)	(656,256)	(676,187)	(676,187)
Due to related parties	34	(14,582)	(14,582)	(10,760)	(10,760)
Deferred payments	24-29	(60,180)	(60,180)	(78,402)	(78,402)
		(2,601,435)	(2,601,435)	(2,608,766)	(2,608,766)

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
** Advances taken, taxes and withholdings payable are excluded from trade and other payables.
*** Includes non-current trade receivables amounting to $113,581.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

	Level 1	Level 2	Level 3	Total
31 December 2011

Financial Assets
Option contracts not used for hedging	-	-	-	-
	-	-	-	-

Financial Liabilities
Financial liability in relation to put option	-	-	10,094	10,094
Option contracts not used for hedging	-	380	-	380
Option contracts used for hedging	-	868	-	868
	-	1,248	10,094	11,342

31 December 2010

Financial Liabilities
Financial liability in relation to put option	-	-	53,435	53,435
	-	-	53,435	53,435

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2011	-	(53,435)	(53,435)
Total gains or losses:
in profit or loss	-	(1,194)	(1,194)
Total recognition in equity	-	44,535	44,535
Balance as at 31 December 2011	-	(10,094)	(10,094)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(1,194)	(1,194)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	(1,194)	(1,194)

31.	Operating leases

The Company entered into various operating lease agreements. For the years ended 31 December 2011 2010 and 2009, total rent expenses for operating leases were $271,347, $301,309 and $287,259 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	2011	2010
Less than one year	20,812	18,024
Between one and five years	25,655	16,107
More than five years	6,499	7,221
	52,966	41,352

32.	Guarantees and purchase obligations

As at 31 December 2011, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $780,179 (31 December 2010: $594,910).

As at 31 December 2011, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,983,689 (equivalent to $1,579,591 as at 31 December 2011) (31 December 2010: TL 2,413,062 equivalent to $1,560,842 as at 31 December 2010).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. Moreover, the Company is obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued):

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During period of suspension, the ICTA may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of treasury share and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for treasury share and universal service fund according to the new regulation is effective after Council of State’s approval on 10 March 2006.

3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company had to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company had to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, the other is for DCS–1800. As at 31 December 2011, Astelit owns twenty four GSM–900, DCS 1800, D-AMPS and microwave Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and eight PSTN licenses for seven regions of Ukraine. Also, Astelit holds number range – two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 30 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of sport betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek: (continued)

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year atmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. Under the terms of this contract, Inteltek guaranteed TRY 1,500,000 (equivalent to $794,113 as of 31 December 2011) turnover for the first year of the contract, and has given similar guarantees for future years.

At 31 December 2011, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TRY 163,530 (equivalent to $86,574 as at 31 December 2011) (31 December 2010: TRY 161,298 equivalent to $63,353 as at 31 December 2010). The targeted payout is 50% of the turnover balance. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmision (airlink) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

Kibris Telekom (continued):

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus a treasury share on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Internet Service Provider and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Traffic Carrying Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010.

Azerinteltek officially commenced to conduct sports betting games on 18 January 2011.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on 23 May 2003.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Interconnection Agreements (continued)

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea(formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Superonline and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Interconnection Agreements (continued)

On 10 February 2010, ICTA decreased “Standard Interconnection Tariffs” for the Company from full TL 0.0655 (equivalent to $0.0424 as at 31 December 2010) to full TL 0.0313 (equivalent to $0.0202 as at 31 December 2010) for voice calls and left the tariff unchanged at full TL 0.0775 (equivalent to full $0.0501 as at 31 December 2010) for video calls, effective from 1 April 2010. The Company started to recognize interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2010.

As at 31 December 2010, the management believes that the Group is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

33.	Commitments and Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $5,969 as at 31 December 2011) with overdue interest amounting TL 521 (equivalent to $276 as at 31 December 2011) and late payment fee amounting TL 175 (equivalent to $93 as at 31 December 2011) totaling to TL 11,970 (equivalent to $6,338 as at 31 December 2011) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $12,561 as at 31 December 2011) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and March 2007 amounting to TL 6,836 (equivalent to $3,619 as at 31 December 2011) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $22,551 as at 31 December 2011) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $19,324 as at 31 December 2011), interest and penalty amounting to TL 6,095 (equivalent to $3,227 as at 31 December 2011). The court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to call termination fees (continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $15,419 as at 31 December 2011) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,600 as at 31 December 2011) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $15,918 as at 31 December 2011).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $48,634 as at 31 December 2011) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2011.

Additionally, a lawsuit is commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $12,377 as at 31 December 2011), overdue interest of TL 3,092 (equivalent to $1,637 as at 31 December 2011) and delay fee of TL 1,925 (equivalent to $1,019 as at 31 December 2011), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The court decided to obtain an expert report. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: none).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,692 as at 31 December 2011) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,692 as at 31 December 2011) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again. The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $19,097 as at 31 December 2011). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $14,323 as at 31 December 2011) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities (continued)

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $529 as at 31 December 2011), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request to TL 5,000 (equivalent to $2,647 as at 31 December 2011) and in addition requested TL 1,000 (equivalent to $529 as at 31 December 2011) for non-pecuniary damages. The court decided to separate these requests. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-neccessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to uphold the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $11,553 as at 31 December 2011). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $11,553 as at 31 December 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,765 as at 31 December 2011), the total amount of the damage of the Company accrued interest between the period when the Company made the payment and ICTA returned the same to the Company as the result of the stay of execution decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

On 27 October 2006, Telecom Italia SPA and TIM International NV initiated a lawsuit against the Company claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International NV requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International NV The Court of Appeal rejected the appeal and approved the decision in favor of the Company. Telecom Italia SPA and TIM International NV applied for the correction of the decision. The Court of Appeal rejected the correction of the decision. The decision has been finalized in favor of the Company.

Based on the finalized court decision which is in favor of the Company, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute regarding of the Fine Applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,122 as at 31 December 2011) for misinforming the Authority and TL 374 (equivalent to $198 as at 31 December 2011) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,740 as at 31 December 2011) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $28,306 as at 31 December 2011) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $21,229 as at 31 December 2011) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $21,229 as at 31 December 2011) on 27 January 2011. On 3 May 2011, the Court rejected the case. The Company appealed the decision and paid back TL 40,100 to ICTA on 6 October 2011. Appeal process is pending.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $24,474 as at 31 December 2011) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA, notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $7,077 as at 31 December 2011) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $28,306 as at 31 December 2011) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The case is pending. On 20 February 2012, payment order has been sent to the Company by the Tax Office.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Deposits at Banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $24,951 as at 31 December 2011) and TL 89,694 (equivalent to $47,485 as at 31 December 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $788 as at 31 December 2011) and TL 2,834 (equivalent to $1,500 as at 31 December 2011) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $1,890 as at 31 December 2011) and TL 5,295 (equivalent to $2,803 as at 31 December 2011) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $34,228 as at 31 December 2011) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $70,738 as at 31 December 2011) and TL 139,101 (equivalent to $73,641 as at 31 December 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $14,147 as at 31 December 2011) and TL 27,820 (equivalent to $14,728 as at 31 December 2011) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $5,910 as at 31 December 2011) and TL 8,900 (equivalent to $4,712 as at 31 December 2011) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $5,949 as at 31 December 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,190 as at 31 December 2011) and TL 842 (equivalent to $446 as at 31 December 2011) respectively. The aforementioned amounts were paid on 29 July 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $16,799 as at 31 December 2011).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $9,529 as at 31 December 2011) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,269 as at 31 December 2011) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. Appeal process is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $238,727 as at 31 December 2011) of which TL 219,149 (equivalent to $116,019 as at 31 December 2011) is principal and TL 231,782 (equivalent to $122,707 as at 31 December 2011) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 47,965 (equivalent to $25,393 as at 31 December 2011) and accrued interest amounting to a nominal amount of TL 89,351 (equivalent to $47,303 as at 31 December 2011) in the consolidated financial statements as at and for the year ended 31 December 2011.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $90,902 as at 31 December 2011) and accepted the request amounting to TL 279,227 (equivalent to $147,825 as at 31 December 2011). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. The correction of the decision process is still pending. Supreme Court decided to reject both sides’ correction of the decision requests. The lawsuit is still pending in the Court of First Instance.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,743 as at 31 December 2011) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of General Directorate of Youth and Sport (“GDYS”), initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $808 as at 31 December 2011) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,743 as at 31 December 2011) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,003 as at 31 December 2011). Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,241 as at 31 December 2011) principal and TL 977 (equivalent to $517 as at 31 December 2011) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,499 as at 31 December 2011) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against Iran Economic Development Company (“IEDC”), another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,308 as at 31 December 2011) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on the decision of CMB regarding Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. On 21 March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB.

On 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. However; Council of State rejected the appeal request. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $6 as at 31 December 2011) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom Interconnection Costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 31 December 2011) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 31 December 2011) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The appeal process is still pending.

On 22 August 2011, Türk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $529 as at 31 December 2011) monetary compensation by reserving its right for surpluses. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Avea Interconnection Costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $529 as at 31 December 2011) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $24,882 as at 31 December 2011). An expert report from committee of experts appointed by the court has been submitted to the court which is in favor of the Company. The lawsuit is pending. The Company has accrued provision amounting to TL 1,000 (equivalent to $529 as at 31 December 2011) which is the amount of initial request of Avea.

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $21,176 as at 31 December 2011) material compensation by reserving its rights for surpluses. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no additional provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $16,988 as at 31 December 2011). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $12,741 as at 31 December 2011) on 1 August 2008. On 10 November 2010, the court decided to reject the case. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $8,020 as at 31 December 2011) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $27,134 as at 31 December 2011).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $24,421 as at 31 December 2011) and interest accrued amounting to TL 5,020 (equivalent to $2,658 as at 31 December 2011) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,713 as at 31 December 2011) and interest accrued amounting to TL 558 (equivalent to $295 as at 31 December 2011) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $27,134 as at 31 December 2011) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,567 as at 31 December 2011) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated March 10, 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. Appeal processes are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,758 as at 31 December 2011) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The case is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,599 as at 31 December 2011) together with the penalty of TL 12,171 (equivalent to $6,443 as at 31 December 2011) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,599 as at 31 December 2011) together with the penalty of TL 12,171 (equivalent to $6,443 as at 31 December 2011) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $6,443 as at 31 December 2011) calculated over allegedly unpaid TL 4,909 (equivalent to $2,599 as at 31 December 2011) treasury share. The lawsuit is still pending.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $38,396 as at 31 December 2011) and conventional penalty of TL 205,594 (equivalent to $108,843 as at 31 December 2011). The Company paid TL 1,535 (equivalent to $813 as at 31 December 2011) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $37,584 as at 31 December 2011) and conventional penalty of TL 205,594 (equivalent to $108,843 as at 31 December 2011) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $108,843 as at 31 December 2011). The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $847 as at 31 December 2011) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications due to making benefit from aforementioned amount. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $36,106 as at 31 December 2011). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled the payment order on 8 June 2010. Ministry of Industry and Trade appealed the decision. Appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $36,106 as at 31 December 2011) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Penalty of ICTA on Value Added Services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $16,847 as at 31 December 2011) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $396 as at 31 December 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $297 as at 31 December 2011) was made on 17 February 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,322 as at 31 December 2011), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,417 as at 31 December 2011).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kiev Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,322 as at 31 December 2011). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. It was decided by the court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. After the expertise the court of first instance made the decision in favor of Astelit. The court decision was appealed to Appeal Court by Distributor. Appeal proceeding was appointed on 1 November 2011. Kiev Appeal Court upheld the above judgment on 24 November 2011. Thus the decision became effective. One of the banks in Ukraine (as a third party in the case) filed a cassation to Higher Economic Court of Ukraine.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute of Astelit related to Withholding Tax on Interest Expense

Ukranian Tax Administration sent a tax notice to Astelit stating that witholding tax rate on interest expense for the loan agrrement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation, Astelit paid witholding tax at 2%. Astelit filed the suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 31 December 2011). On 10 March 2011, Kiev Appeal Administrative Court has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Ukranian Tax Administration appealed the case. Based on the management opinion, provision amounting to $2,702 is set for the risks belonging to years 2009 and 2010 in the consolidated financial statements as at and for the year ended 31 December 2011. The date of hearing in Supreme Administrative Court has not been appointed yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $135,157 as at 31 December 2011) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $10,674 as at 31 December 2011) and late payment interest expense was settled at TL 15,998 (equivalent to $8,469 as at 31 December 2011) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS Campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $643 as at 31 December 2011) and tax penalty of TL 1,822 (equivalent to $965 as at 31 December 2011) and VAT amounting to TL 874 (equivalent to $463 as at 31 December 2011) and tax penalty of TL 1,315 (equivalent to $696 as at 31 December 2011). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $33,882 as at 31 December 2011) due to the applications of the Company and requested TL 1,000 (equivalent to $529 as at 31 December 2011) and remaining amount to be reserved. An expert report from committee of experts appointed by the court has been submitted to the court. The Court decided to obtain a supplementary report from the same committee. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Investigation of ICTA on the wrongful declarations of the Company and the Company’s refrain from signing the minutes

ICTA decided to initiate an investigation based on the reason that the information provided by the Company within the frame of another investigation of ICTA is inconsistent and wrong, the Company is not in a helpful approach regarding the conduction of the investigation and refraining from signing the minutes drafted by the Audit Committee of ICTA. Investigation report has been sent to the Company. The Company submitted its defense within the due time. In accordance with the decision of ICTA dated 10 February 2011, no penalty has been charged for the Company.

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,291 as at 31 December 2011) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $425 as at 31 December 2011) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $318 as at 31 December 2011) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $14,020 as at 31 December 2011) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $10,515 as at 31 December 2011) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $7,111 as at 31 December 2011) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,778 as at 31 December 2011). As a result of the aforementioned court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,333 as at 31 December 2011).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $212 as at 31 December 2011) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $159 as at 31 December 2011) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board regarding applications to the distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $48,675 as at 31 December 2011). On 8 December 2011, the Company filed a lawsuit for annulment of the decision.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,112 as at 31 December 2011) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $48,675 as at 31 December 2011) administrative fine to the Company. The Company replied in due time.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle both of the obligations are less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $4,244 as at 31 December 2011) for making some subscribers suffer and TL 2,004 (equivalent to $1,061 as at 31 December 2011) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3,979 as at 31 December 2011) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The cases are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $5,943 as at 31 December 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $4,457 as at 31 December 2011) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The stay of execution request  and the Company’s objection to this decision has been rejected. The case is still pending.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $54,343 as at 31 December 2011) and interest amounting to TL 68,276 (equivalent to $36,146 as at 31 December 2011) till to the date the case is filed. The Administrative Court rejected the case and the Company appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,123 as at 31 December 2011) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is still pending. The Company received the related principal amount of TL 4,011 (equivalent to $2,123 as at 31 December 2011) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,087 as at 31 December 2011). The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $737 as at 31 December 2011) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011.

Since it is not virtually certain that an inflow of additional economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,692 as at 31 December 2011) and TL 235 (equivalent to $124 as at 31 December 2011) to Turkcell Superonline related to trenching activities. The penalty issued on 13 January 2011 is related to four transactions.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding execution of suspension was rejected. Turkcell Superonline objected the decision. The objections related to penalties of two transactions which were issued on 13 January 2011 amounting to TL 251 (equivalent to $133 as at 31 December 2011) and TL 514 (equivalent to $272 as at 31 December 2011) has been rejected by Ankara Adminisrative Court. Regional Administrative Court has not decided on the objections related to penalties of other two transactions which were issued on 13 January 2011 amounting to TL 5,766 (equivalent to $3,053 as at 31 December 2011) and TL 2,332 (equivalent to $1,236 as at 31 December 2011). In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $124 as at 31 December 2011); request of Turkcell Superonline regarding execution of suspension was rejected. Ankara Municipality has not sent payment orders for the penalties yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Order of Payment Notified to Turkcell Superonline According to Universal Service Fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $631 as at 31 December 2011) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $637 as at 31 December 2011) was paid on 7 December 2011 with its accumulated interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak İth.İhr. ve Tic. AS, Sınai ve Mali Yatrımlar Holding AS and Endüstri Holding AS. No payment has been received as of 31 December 2011.

Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,431 as at 31 December 2011) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company will appeal the decision.

The Company has paid the principal of TL 6,480 (equivalent to $3,431 as at 31 December 2011), late payment interest of TL 5,103 (equivalent to $2,702 as at 31 December 2011) and related fees of TL 524 (equivalent to $277 as at 31 December 2011) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,719 as at 31 December 2011). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2012.

A bad debt reserve for the receivable amount of 7,520 TL (equivalent to $3,981 as at 31 December 2011) for T-Medya has been recognized in the financial statements of the Company as at and for the year ended 31 December 2011 in accordance with the bad debt policy of the Company.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA.

On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,625 as at 31 December 2011). If the administrative fine is paid within 1 month following the notification of the decision of ICTA, 25% discount will be applied. Provision totaling to TL 5,135 (equivalent to $2,719 as at 31 December 2011) was recognized in the consolidated financial statements as at and for the year ended 31 December 2011.

Investigation initiated by ICTA regarding Number Portability

On 26 January 2011, ICTA opened an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $519 as at 31 December 2011) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $1,061 as at 31 December 2011) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied. Provision amounting to TL 2,221 (equivalent to $1,176 as at 31 December 2011) was recognized in the consolidated financial statements as at and for the year ended 31 December 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $871 as at 31 December 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $653 as at 31 December 2011) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company will object to the decision.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA opened an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $6,057 as at 31 December 2011). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,543 as at 31 December 2011) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The case is still pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of the Company violates ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $56 as at 31 December 2011) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 80 (equivalent to $42 as at 31 December 2011) was paid on 20 December 2011.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $941 as at 31 December 2011) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. Appeal process is pending.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $6,094 as at 31 December 2011) including principal amounting to TL 8,024 (equivalent of $4,248), overdue interest amounting to TL 2,343 (equivalent of $1,240 as at 31 December 2011) and late payment fee amounting to TL 1,144 (equivalent to $606 as at 31 December 2011) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The case is still pending.

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $529 as at 31 December 2011) monetary compensation by reserving its right for surpluses. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

34.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2011 and 2010, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $14,353, $11,395 and $8,044 for the years ended 31 December 2011, 2010 and 2009, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

	31 December	31 December
Due from related parties – long term	2011	2010
T-Medya	43	1,044

Receivables from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Long term due from related parties is shown net of allowance for doubtful debts amounting to $4,432 as at 31 December 2011 (31 December 2010: $5,897).

Due from related parties – short term	31 December 2011	31 December 2010
A-Tel	19,246	13,260
Digital Platform Teknoloji Hizmetleri AS (“Digital Platform”)	12,225	21,307
Megafon OJSC	1,728	531
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	1,246	8,212
Kyivstar GSM JSC (“Kyivstar”)	910	1,225
Vimpelcom OJSC (“Vimpelcom”)	495	126
System Capital Management (“SCM”)	-	38,202
Other	7,365	6,034
	43,215	88,897

Due from related parties short term is shown net of allowance for doubtful debts amounting to $63 as at 31 December 2011 (31 December 2010: $2,998).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

34.	Related parties (continued)

Due to related parties – short term	31 December 2011	31 December 2010
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	4,908	2,766
Intralot SA (“Intralot”)	1,946	910
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	482	909
Megafon OJSC	480	256
Mapfre Genel Yasam Sigorta AS (“Mapfre”)	227	473
Other	6,539	5,446
	14,582	10,760

Substantially, majority of the significant due from related party balances is from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from Digital Platform, an investment of Cukurova Group, mainly resulted from receivables from call center revenues as of 31 December 2011.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell BV (“Financell”) with maturity of 31 December 2011.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the invoice printing services rendered by this company.

Due to Intralot, a company incorporated under the laws of Greece and is the shareholder of Inteltek, a subsidiary of the Group. The Group purchases game software and maintenance services.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Megafon, a company owned by one of the shareholders of the Group, resulted from interconnection services.

Due to Mapfre, a company owned by one of the shareholders of the Group, comprises of insurance services to the Group.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

34.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenues from related parties	2011	2010	2009
Sales to KVK Teknoloji
Simcard and prepaid card sales	463,485	507,963	640,312
Sales to Kyivstar
Telecommunications services	44,629	42,413	44,195
Sales to Digital Platform
Call center revenues and interest charges	25,073	22,223	18,766
Sales to A-Tel
Simcard and prepaid card sales	17,695	30,838	67,558
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	2,949	2,979	5,497
Sales to Teliasonera International
Telecommunications services	2,271	4,793	8,328
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	1,783	2,321	3,388
Finance income from SCM
Interest income	2,564	14,863	5,213

Related party expenses	2011	2010	2009
Charges from Kyivstar
Telecommunications services	34,238	36,039	53,466
Charges from A-Tel (*)
Dealer activation fees and others	28,501	31,618	36,971
Charges from KVK Teknoloji
Dealer activation fees and others	19,688	27,706	41,360
Charges from Hobim
Invoicing and archieving services	23,581	19,446	21,985
Charges from Digital Platform
Digital television broadcasting services	7,421	4,449	2,979
Charges from Teliasonera International
Telecommunications services	6,182	9,162	12,261
Charges from Millenicom
Telecommunications services	2,325	3,194	5,171
Charges from CJSC Ukrainian Radiosystems
Telecommunications services	1,472	2,211	4,208
Charges from ADD
Advertisement and sponsorship services	70	65,957	127,014

(*) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the years ended 31 December 2011, 2010 and 2009 amounting to $28,501, $31,618 and $36,971, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

34.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2011 is TL 350,554 (equivalent to $185,586 as at 31 December 2011) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2010: TL 180,922 (equivalent to $117,026 as at 31 December 2010)).

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

34.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Digital Platform: (continued)

On 23 December 2005, “Restructuring Framework Agreement” and supplemental sponsorship agreements was signed between Digital Platform and the Company. Within the framework of the agreement, Digital Platform will pay its liabilities to Company including interest accrued partially in cash and partially by providing sponsorship services until 15 July 2011. On 4 June 2010, Digital Platform notified the Company to annul Lig TV sponsorship agreement, one of the supplemental agreements within the framework of “Restructuring Framework Agreement” and declared that Digital Platform will pay its debt to the Company only in cash according to the payment schedule in “Restructuring Framework Agreement”. With the protocol dated 31 January 2011, the agreement dated 23 December 2005 is cancelled with the mutual agreement of the parties. The remaining receivable balance from Digital Platform was paid in 2 equal installments in February 2011 and March 2011.

In addition to aforementioned agreements, the Company and Digital Platform signed a new agreement on 26 October 2011 regarding Digital Platform providing live content or clips related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and  tablet pcs having SIM Card compatibility.

The Company also has an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Turkcell Global Bilgi”).

Agreements with SCM:

SCM, non-controlling shareholder of Euroasia, obtained loan from Financell.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company was operating a media purchasing agreement with ADD, which was revised on 1 September 2009 and was effective until 31 August 2010. The purpose of this agreement was to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. However, the agreement was annulled effective from 2 August 2010 as a result of the notification dated 28 May 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

34.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

The amount of simcard purchases from Hobim for the year ended 31 December 2011 is $1,679 (31 December 2010: $1,420).

Legal restrictions on related party transactions

Conservatory attachments placed by SDIF against Cukurova Holding AS

As per the notification of the Besiktas Taxation Authority received on 13 May 2011, the Company has been informed that a decision of the provisional seizure has been taken due to the debts of Çukurova Holding A.Ş. to the taxation authority. Within this context, the provisional seizure in the amount of TL 1,249,926 (equivalent of $661,722 as at 31 December 2011) is to be applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure has been recorded on the corresponding shares and receivables.

As per the notification of the Large Taxpayers Office received on 16 May 2011, the Company has been informed that a provisional seizure in the amount of TL 450,000 (equivalent of $238,234 as at 31 December 2011) is to be applied to Çukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure has been recorded on the corresponding shares and receivables.

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of Turkcell, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030,400, which refers to the claim amount of Sonera Holding B.V. against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

35.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2011 and 2010 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2011 (%)	2010 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi *	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline **	Turkey	Telecommunications	100	100
Global Iletisim Hizmetleri AS (“Global Iletisim”)***	Turkey	Telecommunications	100	-
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV****	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	-
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28
* Brandname of Superonline Iletisim Hizmetleri AS is Turkcell Superonline.
** Brandname of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS is Turkcell Global Bilgi.
*** The Group have signed a share purchase agreement in regards to the acquisition of all of the shares of Global Iletisim from its shareholders on 12 August 2011. The transfer of shares has taken place in November 2011.
**** Beltur BV’s Board of Directors decided to propose to the general meeting of shareholders to convert Beltur BV into a cooperative society with exclusion of liability under Dutch law on 21 October 2011. The proposal was approved in the general meeting of Beltur BV’s shareholders on 26 October 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

36.	Subsequent events

1.
Astelit, has debt repayments to Euroasia in the amount of $150,000, and to Financell in the amount of $173,000. The Company’s Board of Directors had issued waivers to Astelit until 1 February 2012 for the extension of repayments of both loans. However on 1 February 2012 the Company’s Board of Directors did not approve the further extension of repayments thru issuance of waivers. In consequence, Astelit is unable to meet the repayment obligations totaling $323,000 on the due date, which constitutes a breach of the related loan agreements. As a result of this technical default of Astelit, cross default clauses between Financell and creditor banks have been triggered on five loan agreements totaling $553,800. Waivers are being sought for the aforementioned loans, which are all fully under Turkcell guarantee.

As a consequence, the Company’s Board of Directors decided to extend guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410,650 principle amount plus sum of interest, any other costs, expenses and fees that may accrue in connection with the credit agreements. This guarantee includes the debt repayments related to the due amount of $173,000 under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not fallen due.

2.	On 31 January 2012, the Company notified SDIF, which holds 50% of the shares of A-Tel, that the service provider agreement between the Company and A-Tel will be annulled effective from 1 August 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 24, 2012	By:	/s/Koray Öztürkler
		Name:	Koray Öztürkler
		Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 24, 2012	By:	/s/Nihat Narin
		Name:	Nihat Narin
		Title:	Investor & Int. Media Relations – Division Head